March 8, 2007

Via Courier and EDGAR

Michael Fay, Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.  20549

RE:	Monaco Coach Corporation (the “Company”)
Form 10-K: for the year ended December 31, 2005
Form 10-Q: for the Period ended September 30, 2006
Form 8-K: Filed February 2, 2006
File Number: 001-14725

Dear Mr. Fay:

We are submitting this letter in response to comments raised in your letter dated February 16, 2007 (the “SEC Comment Letter”) regarding your review of the Company’s response to comments raised in your letter dated December 26, 2006 regarding the filings noted above.

In this letter, we have included each comment from the SEC Comment Letter in italics followed by our response.  We welcome any questions you may have about our responses.

Refer to your response to our prior comment number 2 in regard to the following.

1.              Please provide us with your evaluation of the equity investment at risk for each of the three dealers that exclusively sell your products and the number of dealers that derive more than 50% of their revenue from the sale of your products to support your conclusion under paragraph 5a of FIN 46(R) that none of these entities are subject to consolidation according to the provisions of FIN 46(R).  As part of your analysis, tell us how you have considered the guidance in paragraph 10 of FIN 46(R).

Response to comment 1:

Fundamental to evaluating our relationships with our dealers is that we do not have our own branded exclusive dealer network, the standard dealer agreement does not include any type of franchising fees and we do not have any additional financial interest in the dealers beyond the repurchase agreement.  Of the 650+ dealers who sell Monaco product, less than 1% of them exclusively sell Monaco product.  We estimate that a small percentage of dealers derive more than 50% of their revenues from the sale of Monaco products.  We are not an equity owner, did not participate in starting up any of the dealers, do not participate in the decision making of the entities, and there are no other arrangements or relationships that would cause the dealers and us to be related parties per FAS 57 or  de facto agents per FIN 46R paragraph 16.

We have qualitatively analyzed our relationship with the three Monaco exclusive dealers and dealers who derive more than 50% of their revenues from the sale of our products as to whether or not the dealers are VIE’s under paragraph 5(a), with consideration as well to paragraph 10.  We require dealers to obtain floorplan financing to qualify as a dealer, among other requirements. The floor plan lenders typically require a minimum 13 to 1 debt to tangible net worth ratio or the floor plan lender will require a personal guarantee from the owners.  In the majority of instances where the dealer meets the equity ratio, the dealers would not be a VIE based upon the qualitative considerations in paragraph 9.  Moreover, for the dealers where a personal guarantee is required by the lender, we would not have a significant variable interest as a result of the repurchase obligation and we do not have other arrangements that would result in a de facto agent or related party relationship.  In 2005 and 2006, default rates were 1% or less amongst the dealers who sell our products.  In the event of default, we are only responsible for the repurchase of recreational vehicles whose invoice date was typically within the preceding 15 months (from 12 months up to 18 months maximum in certain agreements).  The repurchase payment is based on a declining schedule as a percent of the original invoice price, which is further reduced by costs we incur for items other than normal wear and tear, and was an attempt to arrive at a payment that is commensurate to fair value.  If a vehicle has been abused by the dealer, or if the lender waived curtailment payments, our payment would not be in line with the outstanding debt. Therefore, the repurchase obligations subject us to little variability since they are designed to mimic fair value.  In other words, the curtailment schedule in the agreement is such that if we are required to repurchase a vehicle, the price paid is similar to the fair value of the vehicle on the repurchase date.  For example, in 2006 we repurchased 66 coaches (compared to 25,617 sold during the year) and incurred an immaterial net loss on purchase and resale of only $232,000 or ~$3,500 per unit.  This provides further evidence that the floor plan lender is exposed to the credit risk of the dealers.  Our experience indicates that the terms of the flooring facilities encompass more than just new products subject to repurchase agreemtents but extends to new products that are beyond the duration of the repurchase agreements and to used products that are not part of any repurchase agreement. As a result, we believe that the repurchase obligation does not offer any significant direct or indirect protection to the floor plan lender or the dealer.

The repurchase obligation serves two primary purposes, to limit the floor plan lender from selling recreational vehicles and to provide a source of liquidity to the lender in the event of default by the dealer.  We are willing to do this to prevent relatively new recreational vehicles from being sold in a secondary market.  The floor plan lenders are still exposed to the credit risk of the dealers and their lending practices should not be affected greatly by the repurchase agreement as it is not a significant enhancement of the dealer’s credit but rather a contingent source of liquidity.

The guidance in paragraph 10 of FIN 46(R) refers to situations where the equity at risk in an entity may need to exceed 10%.  Selling motorhomes is not a high risk activity and the underlying assets financed are not high risk assets.  At the inception of these entities, it is more likely than not that they will have expected returns from the entity, as evidenced by the low number of dealer defaults we’ve seen within our dealer body.  Out of our over 650 dealers, the

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Company had repurchases related to defaults from 4 dealers in 2005 and 8 dealers in 2006. Total units repurchased were 47 in 2005 and 66 in 2006, this compares to the 15,558 units the Company sold in 2005 and 25,617 units the Company sold in 2006.  The underlying assets are not high risk as evidenced by retail market values that continue to exceed the cost of the assets to the dealers for periods up to 18 months.

Based on the qualitative evidence, the dealers appear to have sufficient equity at risk and the dealers are not VIE’s under paragraph 5(a).   Moreover, even if they were determined to be VIE’s, the Company does not have a significant variable interest via the repurchase agreements or other arrangements and would not be the primary beneficiary in either a quantitative or qualitative anlaysis.

2.              Please further explain to us why paragraph 5b of FIN 46(R) is not impacted by the repurchase agreements.  In this regard, it appears holders of the equity investment in the dealers do not have the obligation to absorb the expected losses.  The investor or investors do not have that obligation if they are directly or indirectly protected from the expected losses.  Your obligation to repurchase your products appears to be protecting the equity investors from certain losses.

Response to comment 2:

As previously discussed in Comment 1 above, the repurchase arrangements do not result in significant protection for either the floor plan lenders or the dealers.  The repurchase arrangement is similar to the lender having the ability to resell to us at wholesale fair value in the event of default by the dealers.  We are required to pay an amount that is a percent of the original invoice price less any damage to the vehicles that is other than normal wear and tear.  This amount was meant to approximate the fair value of the vehicles and may or may not be equal to the outstanding principal amounts of the loan.  Our general repurchase agreement stipulates that curtailment payments begin after six months by 2% of the original invoice cost each month.   The limited historical amount of losses that we have taken on repurchase and subsequent resale demonstrates that these products are repurchased at fair value.  Further, repurchases are not on a vehicle by vehicle basis but rather they are triggered if the dealer defaults on the lending arrangement as a whole and is only for those vehicles sold to the dealer in the last 15 months.  Since the repurchase obligation provides the floor plan lenders liquidity based on the fair value of the assets and not a significant enhancement to the dealer’s credit, we absorb little or no variability of the dealer.  As such, the repurchase arrangement would not protect the equity holder from absorbing expected losses under paragraph 5(b) 2.

3.              Please briefly explain to us how you have considered FIN 46(R) in relation to (1) all of your other dealers that are not referenced in the above comments and (2) all lending institutions that provide floor plan financing.  Primarily, tell us — and explain to us with specificity the basis for your conclusions — whether any of the conditions in paragraph 4h exist.  As part of your response, address how the dealers and lending institutions have structured their businesses (e.g., whether any of the dealers and lending institutions use subsidiaries that conduct business solely/primarily with you).  If any of the 4h conditions exist, provide us an analysis that supports your remaining accounting under FIN 46(R).

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Response to comment 3:

Specifically in regards to Dealers who sell less than 50% of Monaco product (“Minority Dealers”), we believe these entities would likely qualify for the scope exception under paragraph 4h.  However, without reliance on the exception, we have determined that the Company has at most an insignificant variable interest in specified assets per paragraph 12 of FIN 46R and not a variable interest in the dealer as a whole.  The Monaco related revenues of these dealers are derived from the assets’ fair value (i.e., sale of recreational vehicle inventory).  Furthermore, the Monaco related revenues of the Minority Dealers are less than 50% of the dealers’ total revenues; therefore, our variable interest in these entities would be less than 50% of the total fair value of the Minority Dealer’s assets.  We have no other variable interests in the dealers that absorb more than an insignificant amount of risk.  Therefore, we have not evaluated these dealers further as entities as per paragraph 12 of FIN 46R.

In terms of floor plan lenders, there are few lenders and they are typically subsidiaries of larger financing companies (i.e., GE and Bank of America).  None of them were structured solely for us or to do business exclusively with us.  We reasonably estimate that our products financed by dealers represent less than 50% of the loans outstanding with the floor plan lenders with which we do business.  The subsidiaries that floor plan our products for dealers also floor plan many other RV manufacturers’ products, as well as products from manufacturers in other related industries such as marine and power sports.  As noted in our response to Comment 1, the repurchase obligation is not a significant enhancement for a dealer’s credit, but rather a source of liquidity so the lenders do not have to get into the business of selling recreational vehicles and to protect us from having our product sold in secondary markets.  By the terms of the agreement, we are only required to pay in the event a dealer defaults on the floor plan facility as a whole and the lender provides the assets with clean title.  In 2005 and 2006, default rates were 1% or less amongst the dealers who sell our products.  In the event of default, we are only responsible for payment for recreational vehicles whose invoice date was within the preceding 15 months.  The repurchase payment is based on a declining schedule as a percent of the original invoice price, which is reduced by costs we incur for items other than normal wear and tear, and was an attempt to arrive at a payment that is commensurate to fair value.  For example, in 2006 we repurchased 66 coaches (compared to 25,617 sold during the year) and incurred an immaterial net loss on purchase and resale of only $232,000 or ~$3,500 per coach.  If a vehicle has been abused by the dealer or if the lender waived a curtailment payment by the dealer, our payment would not be in line with the outstanding debt.  This provides further evidence that the floor plan lender is exposed to the credit risk of the dealers.    Our experience indicates that the terms of the flooring facilities encompass more than just new product and extend beyond the duration of the repurchase agreements.  Therefore, the repurchase agreements absorb little or no variability of risk of the lenders.

4.              We note in your accounting policy that revenue is recognized in compliance with SAB No. 104.  We note from your response that you “have access” to the financial information for your dealers at the time credit is extended.  We further note that “the dealer’s credit worthiness is evaluated by various third party floor-plan lending institutions, and all losses related to lending are the responsibility of the dealer.”  However a financial institution that receives repurchase protection from you has less incentive to establish stringent credit

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standards and these standards may not meet the GAAP requirement that collectibility is reasonably assured for revenue recognition.  If collectibility is not reasonably assured to the lending institution, it may not be appropriate for you to recognize revenue.  Please tell us if you are aware of the credit standards imposed by the individual financing institutions that provide financing to your dealers, and if so, explain to us with specificity these standards.  Further, explain to us how you have determined that these standards meet the GAAP requirement that collectibility is reasonably assured.  In addition, clarify for us the basis for your belief that losses related to lending are the responsibility of the dealer.  If you repurchase your product upon default by the dealer, it appears the dealer would incur no losses or losses to a much lesser extent when compared to a situation where there is no repurchase agreement.  Even if the repurchase agreement is between you and a financing institution, it provides a direct benefit to a dealer.  A dealer is potentially avoiding losses by not being required in some circumstances to sell the product its own due course.

Response to comment 4:

In evaluating that collectibilty is reasonably assured, actual experience is key.   For fiscal years 2006, 2005, 2004 and 2003, gross repurchase amounts represented 0.3%, 0.2%, 0.5% and 0.8% of our sales, respectively.  If a repurchase is considered to represent non-collection, we have collected 99.7%, 99.8%, 99.5% and 99.2% of our sales in the past four years, respectively.  These high collectibility rates have been similar over the past decade and there are no fundamental changes that would indicate lower rates into the future.

Any lender who has a repurchase agreement with us continues to have strong incentives to establish stringent credit standards.  The finance companies require a 13 to 1 debt to tangible net worth ratio of the dealerships to qualify for floor-plan financing, among other requirements including financial performance of the dealership, the knowledge and ability of the management of the dealership to be a successful RV dealer, working capital, current ratio, and personal backing (ability to inject capital as needed).  However, as noted above, we are aware of some instances where the floor-plan lenders will lend to dealers at a higher debt to equity ratio.  In these cases the lenders will require some form of subordinated financial support from the equity holders.

As we have discussed in the responses to comment 3, in the event of default by a dealer on a floor plan credit facility, the lender would reasonable incur losses in excess of what we might incur due to the repurchase obligation as the repurchase obligation only absorbs a very limited amount of risk.  For example, if a dealer defaults on a lender’s floor plan facility, the lender pulls the credit line for both new and used product.  We only repurchased 66 vehicles in 2006 pursuant to repurchase agreements compared to 25,617 lender financed sales.  The average repurchase price of these vehicles was approximately $68,000.  The intent of the repurchase obligation is to assist the floor plan lender with the resale of repossessed recreational vehicles and the Company is willing to enter into repurchase agreements to reduce the sale of relatively new recreational vehicles in a secondary market.  Given this, repurchased vehicles are typically sold within a short time of repurchase.  Our total loss on the repurchases and resale of units in 2006, 2005, and 2004 was $232,000, $79,000 and $600,000, respectively.  This indicates that the losses related to lending are absorbed between the lenders and the equity holders of the dealer.

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In addition, the lenders are exposed to losses on units that are beyond the repurchase period and losses from loans on the used inventory of the dealership which is excluded from repurchase agreements.  The actual losses incurred by lenders in 2006 were many times higher than our losses based upon these additional exposures.  For example, we understand from discussions with a lending institution that they incurred losses of approximately $1,500,000 related to just one of the eight dealers that defaulted on their credit facility in 2006.  Due to these risks, the lenders ensure that they evaluate and enforce stringent credit standards.  The lenders also follow stringent monitoring of the dealers’ inventory, performing periodic physical observation of dealer inventories to limit losses related to the potential of sold and unpaid inventory.  Lenders perform such checks to verify their collateral.  Notwithstanding the losses that can be incurred, there has been a history of a low number of defaults by dealers over at least the last ten years.  This is due in part to the stringent credit standards set by the lenders for the dealers.  For example, as noted previously, for fiscal years 2006, 2005 and 2004, gross repurchase amounts represented 0.3%, 0.2% and 0.5% of the Company’s sales, respectively.  In addition, since the repurchase agreement for a specific coach terminates upon retail sale, the average historical term of a repurchase agreement is less than 6 months.

We believe the losses relating to lending are the responsibility of the dealer since the floor plan lender has the legal right to collect any loss amounts incurred from the dealer ahead of the equity holders.  As described our response to comment 2, the dealer does not avoid losses due to our repurchase agreement with the lending institution.

Based on actual cash collection experience, credit evaluation procedures performed by us and the floor plan lenders prior to recording a sale and the monitoring procedures performed after the sale, as evidenced by the infrequency of repurchases, collectibility is reasonably assured upon sale to a dealer.

Refer to your response to your prior comment number 22 in regard to the following.

5.              Please explain to us the question regarding the accounting treatment of assets that was previously unresolved as referenced in your February 1, 2006 press release and additionally explain how you ultimately determined that it was appropriate to capitalize these assets.

Response to comment 5:

The question regarding the accounting treatment of assets referenced in our February 1, 2006 press release related to the “Brand Elements and Signage” under our “Franchise for the Future” program as discussed in our response to comment number 22 from your comment letter.  The question was whether the application of lease accounting would result in a treatment other than capitalization of the underlying assets.  Although we had determined that it would not, our independent accounting firm needed additional time to complete their review of our conclusion, and therefore it was unresolved at the time we had set for our original press release.

6.              Please provide us your evaluation of the “Franchise for the Future” program arrangement under EITF 01-8 and FAS 13, as referred to in your response.  In this regard, additionally explain how you have determined that your arrangements are within the scope of EITF 01-8.

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Your arrangements do not appear to be within the scope of EITF 01-8 primarily because your arrangements are marketing schemes, not fulfillment arrangements as contemplated by EITF 01-8.  Since you have implied in your response that your arrangements are leases as a result of your application of EITF 01-8, clarify for us the full basis for your accounting.  In this regard, additionally clarify whether your accounting for the fixed assets under the program would be different if lease accounting was not applicable.

Response to comment 6:

In evaluating our “Franchise for the Future” program arrangement we followed the following path from the decision tree in EITF 01-08.

Does the arrangement involve property, plant or equipment?

Yes.

Is the PP&E identified in the arrangement?

Yes.

Is fulfillment of the arrangement dependent, by its terms, on the use of specified PP&E?

Yes.  It is branded property with proprietary items.

Does the purchaser have the ability or right to operate the PP&E or direct others to operate the PP&E while obtaining more than a minor amount of the output or other utility of the PP&E?

Yes.  The assets are physically on the dealer lot and in the dealer showroom.  The dealer receives all of the utility from these assets.  Additionally, the dealer does control physical access to the assets.

The arrangement contains a lease to be accounted for in accordance with FAS 13.

Since both parties to the lease contract have the ability to effectively terminate the lease, it is treated as a month-to-month lease classified as an operating lease.  Payments received are recorded in net sales when received.  The underlying assets are capitalized and depreciated over three years.

If lease accounting was not applicable, our accounting for the underlying assets would not change.  The assets would still be capitalized and depreciated over three years.

Refer to your response to our prior comment number 23 in regard to the following.

7.              Please provide us a copy of the agreement with MFS and confirm to us that you do not execute repurchase agreements in connection with purchases that are financed through MFS.

Response to comment 7:

We should clarify that Monaco Financial Services (MFS) is not a legal entity, it is merely a marketing brand used by GE Commercial Distribution Finance (GECDF) and GE Consumer Finance (GECF).  Our agreements are with GECDF and GECF, each of which provides lending for far more than our products and therefore financings on our products represent significantly less than 50% of their activities.  This is also true for all other flooring sources with which we

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have repurchase agreements.  Consistent with the other floorplan lenders, we do have repurchase agreements with GECDF.  We have included the agreements with GECDF and GECF as part of this response.

8.              We note that increases in deferred revenues were generated from deferred earnings from MFS.  Please describe to us these earnings and explain to us why it was necessary to defer these earnings.

Response to comment 8:

The deferred revenue relates to an initial payment from GECDF of $1 million as an incentive to enter into the 5 year agreement of the branded financing under the MFS marketing name.  In accordance with SAB 104, the up-front fee is not in exchange for products delivered or services performed that represent the culmination of a separate earnings process. The on-going expected flooring activity provided by the agreement is essential to GE receiving the expected benefit from paying Monaco the up-front fee.  Therefore the payment received was recorded as deferred revenue when the agreement was signed and will be recognized on a straight-line basis over the 5 year contract period.

You may contact us at (541) 686-8011 if you have any questions regarding the above responses to your comments.

Sincerely,

/s/ Marty Daley

Vice President and

Chief Financial Officer

cc:  Mr. Doug Jones  enclosure

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DISTRIBUTION FINANCE PROGRAM AGREEMENT

Monaco Financial Services

This Distribution Finance Program Agreement (“Agreement”), is dated as of June 6, 2006, and is entered into by and between Monaco Coach Corporation (“Monaco”) and GE Commercial Distribution Finance Corporation (“CDF”).

WITNESSETH:

WHEREAS, Monaco desires that CDF provide the Program under the name of “Monaco Financial Services” to certain Dealers;

WHEREAS, Monaco and CDF desire to agree upon terms and conditions pursuant to which CDF will provide the Program to Dealers; and

WHEREAS, concurrently with the execution of this Agreement, Monaco and GE Money Bank, an Affiliate of CDF, are entering into a Consumer Direct Financing Program Agreement (as amended, modified, replaced or restated from time to time, the “Consumer Finance Agreement”) for the provision of a consumer financing program which will be made available to qualifying consumers for the purchase at retail of Inventory.

NOW, THEREFORE, for and in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Monaco and CDF agree as follows:

1.                                      Definitions.

“AAA” is defined in Section 20.

“Affiliate” means, with respect to any person, each person that controls, is controlled by or is under common control with such person.  For the purpose of this definition, “control” of a person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of its management or policies, whether through the ownership of voting securities, by contract or otherwise.

“ANR” means refers to “average net receivables” and means for each calendar month during a Program Year, the sum of the Net Receivables outstanding on each day during such month divided by the number of days in such month.

“Applicable Percentage” is defined in Section 4.3.

“Bad Debt Expense” means all Receivables charged-off in a manner consistent with CDF’s normal business practices in effect from time to time, net of any Net Recovery.

“Base Receivables” means $249,002,000.  The Base Receivables is a six-month average and was determined by the following calculation: (a) the sum of the outstanding principal balance of loans made to Dealers for Monaco Recreational Vehicles as of the last day of each of December, 2005, and January through May, 2006, respectively, as shown on CDF’s books and records, divided by (b) six (6).

“Base Receivables Operating Expense” means an amount equal to the amount of Base Receivables multiplied by an annual rate of 0.966% (or 0.936% if Monaco converts from manual invoicing to electronic invoicing).

“Business Day” means any day, except Saturday, Sunday, or a day on which banks are required or permitted to be closed in Illinois or Oregon.

“CDF Interest Expense” is defined on Exhibit A attached hereto.

“CDF Termination Event” means any one or more of the following events:

(i)            CDF shall fail to pay Monaco any amount when due and payable hereunder and the same shall remain unpaid for a period of 15 days after Monaco shall have made written demand therefor; provided, however, that the failure to make a payment due hereunder shall not constitute a “CDF Termination Event” if the amount which CDF has failed to pay is less than $25,000 and CDF, acting in good faith, has delivered a written notice to Monaco contesting its obligation to make such payment;

(ii)           CDF shall fail or neglect to perform, keep, or observe any other term, provision, condition, or covenant contained in this Agreement, the Risk Pool Agreement, or the Repurchase Agreement that is required to be performed, kept, or observed by it, and such failure or neglect shall continue for a period of 30 days after Monaco shall have given written notice thereof;

(iii)          Any representation, warranty or statement, made, delivered or deemed made by CDF hereunder shall prove not to have been true and correct in all material respects as of the date when made, delivered or deemed made;

(iv)          CDF (A) shall no longer be Solvent; (B) shall generally not pay its debts as such debts become due, or shall admit in writing its inability to pay its debts generally; (C) shall make a general assignment for the benefit of its creditors; (D) shall institute or have instituted against it any proceeding seeking to adjudicate it a bankrupt or insolvent or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of it or its debts under any law relating to bankruptcy, insolvency, or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its property; or (E) shall take any corporate action to authorize any of the actions set forth above in this subclause (iv);

(v)           there is any material adverse change in CDF’s financial condition; or

(vi)          the Consumer Finance Agreement is terminated.

“Confidential Information” is defined in Section 8.

“Consumer Finance Agreement” is defined in the Recitals.

“Dealer” means any retail dealer of Inventory in the United States of America.

“Disputes” is defined in Section 20.

“FAA” is defined in Section 22.

“Incremental Receivables” means the amount of ANR at any time in excess of the Base Receivables.

“Incremental Receivables Operating Expense” means an amount equal to the amount of the Incremental Receivables multiplied by an annual rate of 0.208% (or 0.178% if Monaco converts from manual invoicing to electronic invoicing).

“Inventory” means goods consisting of (i) Monaco Recreational Vehicles, and (ii) used recreational vehicles of any type which were traded in by a retail customer to a Dealer in connection with the sale of Monaco Recreational Vehicles financed by CDF, and all such used vehicles financed by CDF.

“Liabilities” means any and all losses, liabilities, costs, and expenses (including, without limitation, reasonable attorneys’ fees and expenses, reasonable out-of-pocket costs, interest and penalties), settlements, equitable relief, judgments, damages (including, without limitation, liquidated, special, consequential, incidental, punitive and exemplary damages), claims (including, without limitation, counter and cross-claims, and allegations whether or not proven) demands, offsets, defenses, actions, or proceedings by whomsoever asserted.

“Losses” is defined in Section 4.3.

“Monaco Distribution Account” is defined in Section 4.3.

“Monaco Marks” is defined in Section 6.1.

“Monaco Recreational Vehicles” means goods consisting of new recreational vehicles of any type manufactured and sold by Monaco and/or its Affiliates, including, without limitation under the Monaco, Holiday Rambler, Beaver, Safari, McKenzie and R-Vision brands.

“Monaco Termination Event” means any one or more of the following events:

(i)            Monaco shall fail to pay CDF any amount when due and payable hereunder and the same shall remain unpaid for a period of 15 days after CDF shall have made written demand therefor; provided, however, that the failure to make a payment due hereunder shall not constitute a “Monaco Termination Event” if the amount which Monaco has failed to pay is less than $25,000 and Monaco, acting in good faith, has delivered a written notice to CDF contesting its obligation to make such payment (it being understood that should Monaco make a payment that is in excess of $25,000 to avoid triggering the Monaco Termination Event described in this clause (i) that is accompanied by a written notice contesting its obligation to make such payment, such payment shall not imply an admission of liability for the amount paid);

(ii)           Monaco shall fail or neglect to perform, keep, or observe any term, provision, condition, or covenant contained in this Agreement, the Risk Pool Agreement, or the Repurchase Agreement that is required to be performed, kept, or observed by it and such failure or neglect shall continue for a period of 30 days after CDF shall have given written notice thereof;

(iii)          Any representation, warranty or statement, made, delivered or deemed made by Monaco hereunder shall prove not to have been true and correct in all material respects as of the date when made, delivered or deemed made;

(iv)          Monaco (A) shall no longer be Solvent; (B) shall generally not pay its debts as such debts become due, or shall admit in writing its inability to pay its debts generally; (C) shall make a general assignment for the benefit of its creditors; (D) shall institute or have instituted against it any proceeding seeking to adjudicate it a bankrupt or insolvent or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of it or its debts under any law relating to bankruptcy, insolvency, or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its property; or (E) shall take any corporate action to authorize any of the actions set forth above in this subclause (v); or

(v)           there is any material adverse change in Monaco’s financial condition.

“Monthly Payment” is defined in Section 4.3.

“Net Receivables” means, as of any date of determination, an amount equal to (a) all Receivables, plus, without duplication (b) all accrued charges relating to such Receivables.

“Net Recovery” means a recovery on any charged-off Receivable after paying or incurring all Recovery Costs.

“Non-Program Receivables” means any amounts owing from a Dealer to CDF that are not arising under the Program.

“Other Document” is defined in Section 13.

“Operating Expense” means an amount equal to the sum of the Base Receivables Operating Expense plus the Incremental Receivables Operating Expense.

“Outside Attorney and Collection Costs” means, other than Recovery Costs, all out of pocket costs, including attorneys fees and expenses, incurred by CDF in connection with the collection of any Receivable.

“Profits” is defined in Section 4.3.

“Program” means the wholesale Inventory financing program for Dealers as set forth in this Agreement and generally provided to the Dealers under the Monaco Financial Services name.

“Program Materials” is defined in Section 6.1.

“Program Year” means (1) for the first Program Year, the period commencing June 6, 2006, and ending on June 30, 2007, and (2) thereafter, each twelve month period beginning on July 1 and ending on June 30.

“Program Year Account” is defined in Section 4.3.

“Receivables” means all amounts owing to CDF with respect to loans from CDF to a Dealer to purchase Inventory.

“Recovery Costs” means all out-of-pocket costs and expenses incurred in a manner consistent with CDF’s normal business practices in effect from time to time in connection with the recovery of any charged-off Receivable.

“Repurchase Agreement” means the Floorplan Agreement between Monaco and CDF dated as of May 14, 1993, as amended, modified, replaced or restated from time to time.

“Risk Pool Agreement” means the Program Agreement between CDF and Monaco, dated as of June 28, 2005, as amended, modified, replaced or restated from time to time.

“Solvent” means, as to any person, (a) that the present fair salable value of such person’s assets exceeds the total amount of its liabilities, (b) that such person is generally able to pay its debts as they come due, and (c) that such person does not have unreasonably small capital to carry on such person’s business as theretofore operated and as thereafter contemplated.  The phrase “present fair salable value of such person’s assets” means that value that could be obtained if such person’s assets were sold within a reasonable time in one or more arm’s-length transactions in an existing and not theoretical market.

“Term” is defined in Section 7.1.

“Total Gross Income” means, for any period of calculation, all revenues  earned by CDF for such period that arise from billings to Dealers under the Program.

“Wholesale Dealer Agreement” means an agreement entered into by and between a Dealer and CDF for inventory financing, whether on, prior to or after the date hereof, as amended modified, or restated from time to time.

Additional definitions are found in Exhibit A.

2.                                      Financing Terms.

2.1. Program Terms.  The terms for financing provided by CDF to Dealers under the Program shall be in accordance with this Agreement and CDF’s customary policies and procedures, as such policies and procedures change from time to time.

2.2. Credit Underwriting and Documentation.

2.2.1.      CDF will use its customary credit, underwriting and documentation practices, as such practices change from time to time, in determining whether to extend credit to a Dealer.  CDF shall have the sole right to make all decisions regarding the approval of Dealers for credit, financing, facility amounts, documentation requirements and management, including, without limitation, the day-to-day wholesale financing operations, underwriting, and default, acceleration and recovery management.  If a Dealer is approved by CDF, then CDF will determine a dedicated credit line for such Dealer for the Program in light of Monaco’s historical and anticipated shipments of Inventory to such Dealer, such Dealer’s used Inventory volume and such Dealer’s anticipated Inventory turn.

2.2.2.      CDF shall not be required to share with Monaco any financial information regarding a Dealer, including, without limitation, a Dealer’s financial statements and information regarding a Dealer’s financial prospects, unless such Dealer has consented in writing to permit CDF to share such financial information with Monaco.  Subject to the preceding sentence, (i) upon request from Monaco, CDF will share information with Monaco about a Dealer’s performance, (ii) Monaco will have continuous access to CDF’s “Manufacturer On Line (MOL)” to view information regarding a Dealer’s available credit facility and approval status, and (iii) CDF will promptly notify Monaco of situations regarding a Dealer’s performance that give CDF concern of an imminent serious default or continuing financial viability, provided that CDF shall have no liability to Monaco for failure to so notify Monaco or any delay in so notifying Monaco.  During the implementation of the Program, CDF and Monaco will work together to obtain the consent of each Dealer to permit CDF to share such Dealer financial information with Monaco.

2.2.3.      Monaco agrees that it shall not disclose any information about a Dealer to any other Dealer or with third parties.  Notwithstanding Section 2.2.2, information regarding a Dealer’s financing or sale of products that are not Inventory will not be disclosed to Monaco at any time.

3. Program Implementation.

3.1. General.  Each party hereto agrees to use its reasonable efforts to dedicate adequate resources to timely accomplish the objectives and monitor the progress of the implementation of this Agreement, and the parties shall use their reasonable efforts to: (a) develop and implement strategies and marketing plans, including, without limitation, creating an implementation calendar and timeline which will include promotional program rollout(s), Dealer meetings, and trade shows/Dealer events for the first twelve (12) months of this Agreement, (b) develop and implement the market/customer strategy, (c) coordinate day-to-day activities, (d) track the progress of this Agreement, (e) set and meet sales forecasts, which will include encouraging Dealers to participate in the “Franchise For The Future” program and utilize “Monaco Financial Services,” (f) subject to Section 3.4, coordinate press releases, advertisements/marketing and pre-marketing efforts, mailings regarding the Program to Dealers and prospective Dealers, (g) create a “questions and answers” matrix for Dealers and prospective Dealers regarding the Program and its benefits, and (h) follow-up in communication with Dealers and prospective Dealers to complete their integration into the Program with Monaco Financial Services.

3.2. Program Managers; Executive Committee.

3.2.1. Program Managers. CDF will designate at its sole expense a full-time employee who will act as a program manager and be dedicated to administering the Program on CDF’s behalf. Monaco will designate at its sole expense a full-time employee who will act as a program manager and be dedicated to administering the Program on Monaco’s behalf.

3.2.2. Executive Committee. Each of CDF and Monaco shall appoint two (2) representatives to serve on an executive committee. The executive committee shall be responsible for reviewing the direction and oversight of the Program and shall make recommendations to their respective constituencies in respect thereof.  For the avoidance of doubt, no recommendation of the executive committee shall bind the parties unless a written amendment to this Agreement is executed in accordance with Section 10.  The executive committee shall meet no less often than quarterly. No member of the executive committee designated by CDF shall have any personal liability to Monaco or any of its Affiliates for acts or omissions as a member of the executive committee, and no member of the executive committee designated by Monaco shall have any personal liability to CDF or any of its Affiliates for acts or omissions as a member of the executive committee. The members of the executive committee shall not be entitled to compensation for services provided as members of such committee.  Any expense incurred by the parties in fulfilling their respective obligations with respect to the executive committee shall be borne by the party incurring such expense.

3.3. Wholesale Dealer Agreements.  CDF will provide, at its cost and expense the Wholesale Dealer Agreements and related documentation that incorporates the “Monaco Financial Services” name.  Use of these documents will commence in a particular state only after CDF has registered “Monaco Financial Services” as a fictitious name with such state.  Dealers who are not currently CDF customers will receive documents with the “Monaco Financial Services” name, subject to the fictitious name registration.  For Dealers who are existing CDF customers as of the date hereof, or who are documented in the CDF name rather than the Monaco Financial Services name, in order to expedite the implementation of the Program, the parties agree that no new documentation will be obtained (other than as may be determined by CDF’s underwriting or legal policies in effect from time to time) but such Dealers shall be included in the Program.  CDF may provide financing to Dealers outside of the Program, including floorplanning inventory and equipment that is not Inventory, and any such financing may occur under Wholesale Dealer Agreements in the CDF name, the Monaco Financial Services name or otherwise.

3.4. Public Announcements. No press releases or public disclosures, either written or oral, of this Agreement, the transactions contemplated by this Agreement, or the Program, shall be made by a Party without the prior knowledge and written consent of each of CDF and Monaco, except as and to the extent that any such party shall be so obligated by law, rule or regulation, in which case the other party whose consent is required hereunder shall be advised and CDF and Monaco shall use their respective reasonable efforts to cause a mutually agreeable release or announcement to be issued.

3.5. Initial Payment. Within two Business Days following the date of this Agreement, as consideration for Monaco entering into the Agreement, CDF shall make a payment to Monaco, in immediately available funds of $1,000,000 (pursuant to written wire transfer instructions provided by Monaco).

3.6          Reviews.

Upon reasonable notice, CDF will afford Monaco and its authorized representatives access, during normal business hours, to review those of CDF’s books and records directly relating to any amounts or calculations contemplated by Section 4, and permit Monaco and its authorized representatives to consult with CDF personnel with respect thereto, all as Monaco or its authorized representatives may reasonably request to enable Monaco to verify the accuracy of data used to calculate any such amounts.  Monaco may not exercise it rights under this Section 3.6 more than once during any Program Year and no such review shall include any Program Year other than either or both of the two Program Years immediately preceding the Program Year during which any such review is conducted.  The exercise of any such review rights as contemplated by this Section 3.6 shall be at Monaco’s sole cost and expense.  Anything in the foregoing to the contrary notwithstanding, such review right shall exclude records or information: (i) the disclosure of which is prohibited by applicable law, contractual provisions with Dealers or third parties, or the applicable privacy and security laws; (ii) constituting proprietary financial information of or relating to CDF and not specifically necessary to the facilitation of Monaco’s rights under Section 4; or (iii) the disclosure of which to Monaco could reasonably be expected to have a material adverse effect on CDF or its business (including being deemed a “credit reporting agency” under the Fair Credit Reporting Act); provided, that CDF may not exclude information under clause (iii) based on the contention that such disclosure would have a material adverse effect on CDF if the information is specifically necessary to Monaco’s establishment of a violation of its rights under Section 4.  Monaco acknowledges and agrees that CDF may, at its election, require Monaco’s personnel (which must not be a competitor (or Affiliate thereof) of CDF) or any representatives of Monaco connected therewith to enter into reasonable confidentiality arrangements prior to any such review and limit the disclosure of review results to Monaco pertaining to information contemplated by clause (iii) to summary information.  Any information obtained by Monaco or its authorized representatives will be subject to the confidentiality provisions of Section 8.

4.             Accounting.

4.1. General.  On or before the 10th day of each calendar month (or if such day is not a Business Day, the immediately succeeding Business Day), together with any Monthly Payment owing from CDF to Monaco, CDF shall deliver to Monaco a monthly financial report for the Program in the form attached of the example hereto as Exhibit B setting forth the calculations described in Section 4.3 occurring during the immediately preceding calendar month.  Such monthly reports shall contain sufficient detail to determine the method of calculation of the Monthly Payment and shall contain, among other items, (i) the Receivables collected during such month, (ii) the Interest Expense rates and calculations and the Operating Expense rates and calculations during such month, and (iii) all Receivables charged-off as during such month.  Upon Monaco’s request, CDF shall provide Monaco volume, Receivable levels, charge offs, recoveries, and revenues broken down by Dealer for financing related to the Program. CDF shall keep accurate books and records, consistent with its customary business practices in effect from time to time to deliver the report described in this Section 4.1.

4.2. Outside Attorney and Collection Costs; Receivables and Non-Program Receivables.

4.2.1.      In addition to the expense allocations stated above, if Outside Attorney and Collection Costs for a Program Year exceed 0.9 basis points (0.009%) of the aggregate of the ANR for each month of such Program Year, then the amount of annual Outside Attorney and Collection Costs which exceed 0.9 basis points (0.009%) of the foregoing amounts, will be added to Operating Expenses, provided that, for the last Program Year hereunder, such costs shall be deducted from the last payment owing from CDF to Monaco hereunder, or if Monaco owes CDF hereunder, then added to such payment from Monaco to CDF.

4.2.2.      With respect a Dealer who has both Receivables and Non-Program Receivables, Outside Attorney and Collection Costs and Recovery Costs related to such Dealer will be allocated, in each case, on a pro-rata basis based the aggregate of the Receivables and the Non-Program Receivables.

4.3. Profits and Losses. CDF shall maintain in its books a notional tracking account showing cumulative Profit (or Loss) multiplied by the Applicable Percentage as of the end of each month for each Program Year (the “Program Year Account”) and a notional tracking account showing cumulative distributions under this Section 4.3 to Monaco (with deductions for payments by Monaco under this Section 4.3) with respect to months in such Program Year (the “Monaco Distribution Account”). On or before the 12th day after the end of each calendar month during a Program Year (or if such day is not a Business Day, the immediately succeeding Business Day), CDF shall make a payment to Monaco or Monaco shall make a payment to CDF, in each case in same day funds (each such payment being the “Monthly Payment”), as follows:

(A) If the balance of the Program Year Account is greater than the balance of the Monaco Distribution Account, then CDF shall pay to Monaco an amount equal to the balance of the Program Year Account minus the balance of the Monaco Distribution Account.

(B) If the balance of the Program Year Account is less than the balance of the Monaco Distribution Account, then Monaco shall pay to CDF an amount equal to the lesser of (i) the balance of the Monaco Distribution Account minus the balance of the Program Year Account or (ii) the balance of the Monaco Distribution Account.

“Applicable Percentage” means during any Program Year (i) 33.333% with respect the portion of Profit or Loss equal to or less than Four Million Dollars ($4,000,0000), and (ii) 50.000% with respect the portion of Profit in excess of Four Million Dollars ($4,000,0000).

For any calendar month, as used herein “Profits” means, if the following is a positive number, and “Losses” means, if the following is a negative number, the result of: (A) the Total Gross Income for such month minus (B) the Operating Expense for such month, minus (C) CDF Interest Expense for such month, and minus (D) Bad Debt Expense for such month.

5.             Indemnity.

5.1. Monaco.  Monaco agrees to indemnify and hold harmless CDF, its Affiliates, and their respective employees, officers, directors and agents, from and against any and all Liabilities to the extent such Liabilities arise out of, are connected with, or result from: (a) any act or omission, where there was a duty to act, by Monaco or its employees, officers, directors or agents including without limitation, the failure of Monaco to comply with any law, rule or regulation applicable to Monaco; or (b) any Liabilities based on, or arising in connection with, any breach or alleged breach by Monaco or any of its Affiliates of any agreement or arrangement between or among Monaco or its Affiliates and any Dealer.  The foregoing indemnity obligation of Monaco shall not include any obligation to indemnify for Liabilities resulting from the gross negligence, willful misconduct or illegal conduct of CDF.

5.2. CDF.  CDF agrees to indemnify and hold harmless Monaco, its Affiliates, and their respective employees, officers, directors and agents, from and against any and all Liabilities to the extent such Liabilities arise out of, are connected with, or result from: (a) any act or omission, where there was a duty to act, by CDF or its employees, officers, directors or agents including without limitation, the failure of CDF to comply with any law, rule or regulation applicable to CDF; or (b) any Liabilities based on, or arising in connection with, any breach or alleged breach by CDF of any agreement or arrangement between or among CDF or its Affiliates and any Dealer, including any Wholesale Dealer Agreement. The foregoing indemnity obligation of CDF shall not include any obligation to indemnify for Liabilities resulting from the gross negligence, willful misconduct or illegal conduct of Monaco.

5.3.  Notice of Indemnity Claim. Each party hereto shall promptly notify the other party of any claim, demand, suit or threat of suit of which that party becomes aware that may give rise to a right of indemnification pursuant to this Agreement.  The indemnifying party will be entitled to participate in the settlement or defense thereof and, if the indemnifying party elects, to take over and control the settlement or defense thereof with counsel reasonably satisfactory to the indemnified party.  In any case, the indemnifying party and the indemnified party will cooperate (at no cost to the indemnified party) in the settlement or defense of any such claim, demand, suit or proceeding.

6.                                      Trademark; Name License.

6.1.  Monaco Marks. Subject to the provisions of this Agreement, Monaco hereby grants CDF a limited, nonexclusive, royalty-free, license to use anywhere in the United States (including Alaska and Hawaii), those marks, tradestyles, trademarks, service marks, logos or similar proprietary designations of Monaco as from time to time permitted in writing by Monaco (the “Monaco Marks”) in connection with the establishment, administration and operation of the Program and financing programs provided thereunder.  A list of the Monaco Marks is attached hereto as Exhibit C. Monaco represents and warrants to CDF that Monaco has the right to grant the foregoing license. CDF expects to provide the wholesale financing program to Dealers under the name “Monaco Financial Services.”  Monaco hereby grants CDF the right and authority to register “Monaco Financial Services” as a trade name of CDF in every state where the Program is provided.

CDF shall only use the Monaco Marks in connection with the administration, marketing and promotion of the Program and financing programs provided thereunder.  As between the parties, Monaco owns all rights in the Monaco Marks, and CDF shall not contest Monaco’s rights in the Monaco Marks, either during the term of this Agreement or thereafter.  CDF’s use of the Monaco Marks, and the goodwill associated with such use, shall inure to the sole and exclusive benefit of Monaco. CDF’s use of the Monaco Marks shall be limited to the materials necessary to CDF’s administration of the Program and financing programs provided thereunder, as well as to printed, electronic and broadcast matter advertising and promotion of the Program and financing programs provided thereunder (collectively, “Program Materials”). Use of the Monaco Marks in connection with any Program Materials shall be subject to Monaco’s prior written approval, which such approval shall not be unreasonably withheld, and such Program Materials shall be used by CDF in all material respects as approved by Monaco; provided, that once such approval is received, and in the absence of a material alteration thereto by CDF, no further review or approval shall be required for the continued use (including re-printing and re-distribution) of such Program Materials by CDF.  The parties acknowledge and agree that the quality control necessary to support the license granted hereby is found in the terms and conditions of this Agreement. Anything in the foregoing to the contrary not withstanding, CDF shall cease use of Monaco Marks upon the termination of this Agreement.  The foregoing to the contrary notwithstanding, CDF may refer in any promotional materials or advertisements to “Monaco,” “Monaco Coach” “Monaco Coach Corporation” or “Monaco Financial Services” in a nominative sense and to the extent necessary to make any disclosures in connection therewith and any such use shall not constitute a use of Monaco’s name or logo type otherwise prohibited hereby.

6.2. CDF Name. Monaco may not, without CDF’s prior written consent, use CDF’s name or logo type (or the name or logo type of any Affiliate of CDF) in any advertisement, press release or promotional materials.  The foregoing to the contrary notwithstanding, Monaco may refer in any promotional materials or advertisements to “GE,” “GE CDF” or “GE Commercial Distribution Finance” in a nominative sense and to the extent necessary to make any disclosures in connection therewith and any such use shall not constitute a use of CDF’s name or logo type otherwise prohibited hereby.

7.                                      Termination; Exclusivity.

7.1.  This Agreement shall be for an initial term commencing on the date of this Agreement and continuing through June 30, 2011, and shall automatically renew for additional terms of two (2) Program Years each (the initial term and any renewal term being referred to respectively as a “Term”), unless either party shall give written notice to the other party of its intention to terminate the Agreement at least 180 days prior to the last day of the Program Year of such Term.

7.2.  Upon the occurrence of any CDF Termination Event or Monaco Termination Event, the party having the right to terminate shall have the right, at its option, to immediately exercise one or more of the following remedies: (a) in the case of CDF, refuse to extend any further financing to Dealers; (b) terminate this Agreement; or (c) exercise any other rights it may have under the laws of the state governing this Agreement.

7.3.  During the term of this Agreement, Monaco shall not enter into any agreement or arrangement with any other financial institution or other entity to offer any financing program for the provision of loans secured by Inventory to any Dealer; provided, however, if CDF is unable to provide financing to a particular Dealer in an amount satisfactory to the Dealer, Monaco may enter into agreements or arrangements with another financial institution or other lender to assist that Dealer to obtain the financing in an amount exceeding the credit limit offered by CDF to such Dealer, provided, however, Monaco shall not provide assistance to such lender on terms more favorable than the terms made available by Monaco to CDF.

8.                                      Confidentiality. The proprietary business information provided by one party to the other regarding the implementation of this Agreement and the financing programs provided hereunder (together, the “Confidential Information”) is intended to be confidential and shall not be made available to third parties; provided, however, Monaco and CDF may provide the Confidential Information to their respective agents, representatives, employees, officers, directors, attorneys, accountants or advisers (“Agents”) and to their respective corporate affiliates or their Agents as may be necessary to evaluate the Confidential Information.  The term “Confidential Information” does not include information which: (a) becomes generally available to the public, other than a result of an unauthorized disclosure by either party; (b) becomes available to either party on a non-confidential basis from a source (other than the parties to this Agreement) which is to such party’s knowledge entitled to disclose it; or (c) is either known by the disclosing party prior to the date of this Agreement (other than solely as a result of the negotiations with respect to this Agreement) or is developed by the disclosing party independent of the Confidential Information.  Nothing herein shall be construed to prohibit either party from disclosing the Confidential Information pursuant to any court or governmental order, decree, regulation or statute.

Each party agrees that the terms and conditions, but not the existence, of this Agreement shall be treated as the other’s Confidential Information and that no reference to the terms and conditions of this Agreement may be made in any manner without the prior written consent of the other party; provided, however, that each party may disclose the terms and conditions of this Agreement:  (i) as required by any court or other governmental body; (ii) as otherwise required by law; (iii) to legal counsel of the parties;  (iv) in connection with a securities filing (provided that Monaco will consult with CDF to redact terms that CDF reasonably determines to be sensitive to CDF’s business); (v) in confidence, in connection with the enforcement of this Agreement or rights under this Agreement; (vi) in confidence, in connection with a merger or acquisition or proposed merger or acquisition, or the like; or (vii) consisting of the program rates to Dealers.

9.                                      Representations and Warranties; Covenants.

9.1.  Each party makes the following representations and warranties to the other party on a continuing basis until the date of termination of this Agreement: (A) such party (i) is an entity duly organized, validly existing, and in good standing under the laws of its jurisdiction of organization or incorporation, and (ii) has the requisite power and authority and the legal right, without violating its organizational documents (e.g. in the case of a corporation, its articles of incorporation and bylaws), or any agreement with any third party or any applicable law, rule, regulation or governmental or judicial decree, to conduct its business as presently conducted and hereafter contemplated to be conducted and to execute, deliver and perform this Agreement; (B) this Agreement has been duly executed and delivered by such party, and constitutes the legal, valid, and binding obligation of such party, enforceable against such party in accordance with its terms; and (C) no consents or approvals from any third party or governmental entity are necessary for such parties’ execution, delivery or performance of this Agreement.

9.2.  Each party shall comply in all respects with all laws, statutes, rules, regulations, orders, decrees, franchises, authorizations, licenses and permits applicable to it in respect of the conduct of its business and the ownership of its properties and assets.

9.3. CDF covenants that in determining CDF Interest Expense, the GE Capital Rate shall be the same rate allocated to CDF.

9.4. Each party shall work in good faith to establish the Program in Canada through CDF’s Canadian Affiliate within ninety (90) days of the date of the Agreement.

10.          Amendment, Changes and Modification. This Agreement may be amended, changed or modified only as may be agreed upon in writing by Monaco and CDF from time to time.  The express terms of this Agreement will not be modified by any course of dealing, usage of trade, or custom of trade which may deviate from the terms hereof.

11.          No Joint Venture. Nothing contained in this Agreement shall be construed to constitute the creation of a partnership, joint venture, employment, principal and agent, employer and employee, fiduciary or similar relationship between CDF and Monaco, or to characterize CDF and Monaco or any of their respective Affiliates as partners, Affiliates of each other, or as joint venturers or in the case of CDF on the one hand and Monaco on the other hand, as the agent of the other party, or to cause one party to have any fiduciary or similar duty to the other party.  CDF and Monaco, and each of their respective Affiliates shall at all times remain independent contractors with respect to this Agreement and the Program.

12.          Binding Effect; Assignment. This Agreement will be binding upon the parties, their successors and assigns, provided, however, that neither party shall assign or attempt to assign this Agreement, or any of its interests under this Agreement, without the prior written consent of the other, which consent will not be unreasonably withheld.

13.          Entire Agreement. This Agreement, together with all Exhibits attached hereto from time to time, embodies the entire agreement of the parties relating to the subject matter contained herein.  There are no promises, terms, conditions, obligations or warranties other than those contained in this Agreement. This Agreement supersedes all prior communications, representations or agreements, verbal or written, between the parties relating to this Agreement.  Notwithstanding the foregoing provisions of this Section 13, the Risk Pool Agreement, the Repurchase Agreement and all documents and agreements executed or delivered in connection with any of the foregoing from time to time or any other agreements between CDF and Monaco executed from time to time (as any of the foregoing may be amended, modified, restated or replaced from time to time, collectively the “Other Documents”), are not modified by this Agreement, and each Other Document remains in full force and effect.

14.          Headings. The headings to the Sections of this Agreement are included only for the convenience of the parties and will not have the effect of defining, diminishing or enlarging the rights of the parties or affecting the construction or interpretation of any portion of this Agreement.

15.          Interpretation.  For the purpose of construing this Agreement, unless the context otherwise requires, words in the singular will be deemed to include words in the plural, and vice versa.

16.          Notices. Any notice under the Agreement, will be in writing.  Any notice to be given or document to be delivered under the Agreement will be deemed to have been duly given upon delivery, if delivered in person or by any expedited delivery service which provides proof of delivery, upon facsimile transmission, or on the fifth Business Day after mailing, if mailed by certified mail, return receipt requested, postage prepaid mail, addressed to CDF or Monaco at the appropriate addresses.  The addresses for notices are those set forth below or such other addresses as may be hereafter specified by written notice by the parties:

to CDF	GE Commercial Distribution Finance Corporation
2625 South Plaza Drive
Suite 201
Tempe, Arizona 85282
Attention: Leonard Buchan
Facsimile No.: (480) 829-3963

with a copy to:	GE Commercial Distribution Finance Corporation
5595 Trillium Boulevard
Hoffman Estates, Illinois 60192
Attention: General Counsel
Facsimile No.: (847) 747-7455

to Monaco:	Monaco Coach Corporation
91320 Industrial Way
Coburg, Oregon 97408
Attention: Chief Financial Officer
Facsimile No.: (541) 681-8039

17.          No Third Party Beneficiary Rights and Reliance. No person or entity not a party to this Agreement, including any Dealer, will have any benefit under this Agreement nor have third-party beneficiary rights as a result of any of this Agreement, nor will any party be entitled to rely on any actions or inactions of CDF or Monaco or their agents, respectively, all of which are done for the sole benefit and protection of CDF or Monaco, respectively.

18.          Severability. If any provision of this Agreement (either generally, or as to a specific application to a set of facts) will be held to be invalid, illegal or unenforceable, such invalidity, illegality or unenforceability will not affect any other provision of this Agreement (either in its entirety, or as to or the application of such provision to any other set of facts), but this Agreement will be construed as if such invalid, illegal or unenforceable provision never had been included in this Agreement.

19.          Counterparts. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument, and the parties hereto may execute this Agreement by signing any such counterpart.

20.          BINDING ARBITRATION. Any controversy or claim arising out of or relating to this Agreement, the relationship resulting in or from this Agreement, the breach of any duties hereunder or any other relationship, transaction or dealing between the parties (collectively “Disputes”) will be settled by binding arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association (“AAA”). Any arbitration proceeding must be instituted, with respect to any Dispute, within two (2) years after the date the incident giving rise thereto occurred, whether or not any damage was sustained or capable of ascertainment or either party knew of such incident.  Failure to institute an arbitration proceeding within such period will constitute an absolute bar and waiver to the institution of any proceeding, whether arbitration or a court proceeding, with respect to such Dispute.  Notwithstanding the foregoing, this limitations provision will be suspended temporarily as of the date any of the following events occur with respect to either party hereto and will not resume until the date such party is no longer subject to: (i) bankruptcy, (ii) receivership, (iii) any proceeding regarding an assignment for the benefit of creditors, or (iv) any legal proceeding, civil or criminal, which prohibits either party from foreclosing any interest it might have in the collateral of the Dealer.  Arbitration claims may be filed in any AAA office. Notwithstanding the foregoing, the parties agree that either party may pursue claims against the other that do not exceed Fifteen Thousand Dollars ($15,000) in the aggregate in a court of competent jurisdiction.  Except as otherwise stated herein, all notices, arbitration claims, responses, requests and documents will be sufficiently given or served if mailed or delivered: (a) to CDF at 5595 Trillium Boulevard, Hoffman Estates, Illinois. 60192, Attention:  General Counsel; and (b) to any other party at the address specified herein; or such other address as the parties may specify from time to time in writing. The parties agree that all arbitrators selected will be attorneys with at least five (5) years secured transactions experience. A panel of three arbitrators shall hear all claims exceeding One Million Dollars ($1,000,000), exclusive of interest, costs and attorneys’ fees.  Each party hereby consents to a documentary hearing for all arbitration claims, by submitting the dispute to the arbitrator(s) by written briefs and affidavits, along with relevant documents.  However, arbitration claims will be submitted by way of an oral hearing, if any party requests an oral hearing within forty (40) days after service of the claim, and that party remits the appropriate deposit for AAA’s fees and arbitrator compensation within ten (10) days of making the request.  Each party agrees that failure to timely pay all fees and arbitrator compensation billed to the party requesting the oral hearing will be deemed such party’s consent to submitting the Dispute to the arbitrator on documents and such party’s waiver of its request for oral hearing. The site of all oral arbitration hearings will be in the Division of the Federal Judicial District in which AAA maintains a regional office that is closest to Monaco.  Any award rendered by the arbitrator(s) may be entered as a judgment or order and confirmed or enforced by either party in any state or federal court having competent jurisdiction thereof.  Nothing herein will be construed to prevent CDF’s or Monaco’s use of bankruptcy, receivership, injunction, repossession, replevin, claim and delivery, sequestration, seizure, attachment, foreclosure, and/or any other prejudgment or provisional action or remedy relating to any Inventory for any current or future debt owed by either party to the other.  Any such action or remedy will not waive CDF’s or Monaco’s right to compel arbitration of any Dispute.  The non-prevailing party will pay all of the costs and expenses (including, without limitation, reasonable attorneys’ fees) incurred by the prevailing party in any arbitration proceeding.  If either party brings or appeals any judicial action to vacate or modify any award rendered pursuant to arbitration or opposes the confirmation of such award and the party bringing or appealing such action or opposing confirmation of such award does not prevail, such party will pay all of the costs and expenses (including, without limitation, court costs, arbitrators fees and expenses and attorneys’ fees) incurred by the other party in defending such action.  Additionally, if either party brings any action for judicial relief in the first instance without pursuing arbitration prior thereto, the party bringing such action for judicial relief will be liable for and will immediately pay to the other party all of the other party’s costs and expenses (including, without limitation, court costs and attorneys’ fees) to stay or dismiss such judicial action and/or remove it to arbitration.  The failure of either party to exercise any rights granted hereunder shall not operate as a waiver of any of those rights.  This Agreement concerns transactions involving commerce among the several states.  The arbitrators will not be empowered to award exemplary or punitive damages.  The arbitrator(s) will decide if any inconsistency exists between the rules of the applicable arbitral forum and the arbitration provisions contained herein.  If such inconsistency exists, the arbitration provisions contained herein will control and supersede such rules. The agreement to arbitrate will survive termination of this Agreement.

21.          JURY TRIAL WAIVER; CONSENT TO JURISDICTION; PUNITIVE DAMAGE WAIVER. IF THIS AGREEMENT IS FOUND TO BE NOT SUBJECT TO ARBITRATION, ANY LEGAL PROCEEDING WITH RESPECT TO ANY DISPUTE WILL BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE WITHOUT A JURY.  MONACO AND CDF WAIVE ANY RIGHT TO A JURY TRIAL IN ANY SUCH PROCEEDING. SIMILARLY, IF THIS AGREEMENT OR A PARTICULAR DISPUTE HEREUNDER IS NOT SUBJECT TO ARBITRATION, MONACO HEREBY CONSENTS TO THE JURISDICTION OF ANY LOCAL, STATE OR FEDERAL COURT LOCATED WITHIN ILLINOIS AND WAIVES

ANY OBJECTION WHICH MONACO MAY HAVE BASED ON IMPROPER VENUE OR FORUM NON CONVENIENS TO THE CONDUCT OF ANY ACTION OR PROCEEDING IN ANY SUCH COURT. THE PARTIES HEREBY WAIVE ANY RIGHT TO PUNITIVE DAMAGES OF ANY KIND AGAINST THE OTHER IN ANY PROCEEDING OR AWARD, WHETHER IN ARBITRATION OR LITIGATION.

22.          Governing Law. The laws of the state of Illinois will govern this agreement and all transactions hereunder as to interpretation, enforcement, validity, construction, effect and in all other respects; provided, however, that the Federal Arbitration Act (“FAA”), to the extent inconsistent, will supersede the laws of such state and govern all arbitration proceedings hereunder.

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IN WITNESS WHEREOF, the parties have, by their duly authorized officers, executed this Agreement as of the date first written above.

THIS AGREEMENT CONTAINS BINDING ARBITRATION, JURY WAIVER AND PUNITIVE DAMAGES WAIVER PROVISIONS

MONACO COACH CORPORATION

By:
Print Name:
Title:

GE COMMERCIAL DISTRIBUTION FINANCE CORPORATION

By:
Print Name:
Title:

Exhibits Attached:
Exhibit A	CDF Interest Expense Calculation
Exhibit B	Form of Monthly Report/Example of Calculations in Section 4.3
Exhibit C	List of Monaco Marks

Exhibit A

CDF Interest Expense Calculation

“CDF Interest Expense” means, for any calendar month, the total of the applicable amounts as calculated in sections A, B and C below:

(A)          For Funded Securitized Receivables:

the product of the following three clauses:

(i) the “All-In Securitization Rate” for the preceding month,

(ii) the ANR amount of the Funded Securitized Receivables during such preceding month multiplied by 93.75%, and

(iii) the number of days in such preceding month, divided by 360.

(B)           For Unfunded Securitized Receivables:

the product of the following three clauses:

(i) the “All-In GE Capital Rate” for the preceding month,

(ii) the ANR amount  of the Securitized Receivables during such preceding month which have not been funded by the issuance of public or private debt (other than with respect to intercompany loans to CDF or any of its Affiliates from any Affiliate of CDF), multiplied by 93.75%, and

(iii) the number of days in such preceding month, divided by 360.

(C)           For Non-Securitized Receivables:

the product of the following three clauses:

(i) the “All-In GE Capital Rate” for the preceding month,

(ii) the ANR amount of the Receivables that are not Securitized Receivables during such preceding month multiplied by 93.75%, and

(iii) the number of days in the preceding month, divided by 360.

“All-In GE Capital Rate” means mean the per annum rate of interest announced and reset on a monthly basis by CDF as its internally allocated cost of funds, as allocated to CDF by GE Capital or other applicable CDF Affiliate.

“All-In Securitization Rate” means the interest rate allocated to CDF by General Electric Capital Corporation (“GE Capital”) or any other issuer of public or private debt (other than with respect to intercompany loans to CDF or any of its Affiliates from any Affiliate of GE Capital Corporation) with respect to the Funded Securitized Receivables for the preceding month.

“Funded Securitized Receivables” means, as of any date, those Securitized Receivables which, at any time prior to such date, which have been funded by (i) the issuance of public or private debt (other than with respect to intercompany loans to CDF or any of its Affiliates from any Affiliate of CDF), and (ii) equity.

“Securitization Facility” means a financial program and structure pursuant to which a Securitization Transaction is established, administered and consummated. The current Securitization Facility utilized by CDF to securitize its Receivables is the GE Dealer Floorplan Master Note Trust (“GEDFMNT”). CDF reserves the right to utilize other Securitization Facilities in addition to, or in place of, GEDFMNT in the future.

“Securitized Receivables” means those Receivables sold by CDF, at its sole discretion, to a Securitization Facility sponsored by GE Capital in connection with a Securitization Transaction.

“Securitization Transaction” means any securitization or structured finance transaction in which an interest of CDF in any accounts, Receivables, payment intangibles, loans, chattel paper, instruments or other property is transferred by CDF to a so-called special purpose entity.

Exhibit B

Example of Monthly Financial Report

Monaco Financial Services

Monaco/CDF Wholesale Financing Program

Monthly Financial Report

As of                          , 20

U.S. $

Monthly Results	Year-To-Data Results

	Actual	% ANR	Actual	% ANR
Total Gross Income	1,670,746	7.87%	1,670,746	7.87%
Interest Expense	1,053,089	4.96%	1,053,089	4.96%
Gross Margin	617,657	2.91%	617,657	2.91%
Operating Expense	195,690	0.92%	195,690	0.92%
Charge Off	0	0.00%	0	0.00%
less: Recoveries	0	0.00%	0	0.00%
Bad Debt Expense	0	0.00%	0	0.00%
Pretax Income/Loss	421,967	1.99%	421,967	1.99%
Monaco Share of YTD Profit			140,641
CDF Share of YTD Profit			281,325

Volume	34,612,247	34,612,247
Ending Net Receivables	250,416,683	250,416,683
Average Net Receivables (ANR)	254,619,238	254,619,238
Turn	1.63	1.63

Monthly Operating Expense Calculation:

		Exp Alloc %		Monthly
		(Annual Rate)		Exp Alloc $
Existing Receivables	244,233,367	0.966%	x days in month divided by 365	193,915
Incremental Receivables	10,385,871	0.208%	x days in month divided by 365	1,776
Outside Attorney and Collection
Costs > 9bp of ANR				0
				195,690

Monthly Interest Expense Calculation:

  ** Interest rates (“All-In GE Capital Rate” and “All-In Securitized Rate”) and Average Receivable amounts will be the Interest Rates and Average Receivable amounts from the previous month.

	Avg Net			All-In Rate		Monthly
	Receivables		Debt	(Annual)		Interest Exp
(A) Funded Securitized Receivables***	140,040,582	x .9375	131,288,045	5.24%	x days in month divided by 360	573,291
(B) Unfunded Securitized Receivables****	21,544,643	x .9375	20,198,103	5.36%	x days in month divided by 360	90,218
(C) Non-Securitized Receivables	93,034,013	x .9375	87,219,388	5.36%	x days in month divided by 360	389,580
	254,619,238		238,705,536			1,053,089

*** Calculation of Funded Securitized Receivables:

Total Funded Bonds	x	Amt of Monaco Receivables in Trust	=	Funded Securitized Receivables
Total Assets in Trust

       Calculation for this example:

0.866667	x	161,585,225	=	140,040,582

**** Unfunded Securitized Receivables equals Amount of Monaco Receivables in Trust less Securitized Receivables

Days in Month	30
Days in Year	360
YTD Days	30

Exhibit C

List of Monaco Marks

1.             “Monaco Financial Services”

2.             “Reach your destination”

3.             The following logo and text:

[MONACO FINANCIAL SERVICES LOGO]

CONSUMER DIRECT FINANCING
PROGRAM AGREEMENT

This CONSUMER DIRECT FINANCING PROGRAM AGREEMENT (the “Agreement”) is made as of June 6, 2006 by and between Monaco Coach Corporation, a Delaware corporation (“Sponsor”) whose principal place of business is at 91320 Industrial Way, Coburg, OR 97408 and GE Money Bank, a federal savings bank (“Bank”), whose principal place of business is at 4246 South Riverboat Road, Suite 200, Salt Lake City, Utah 84123-2551.  Certain capitalized terms used in this Agreement are defined in the attached Appendix I.

At Sponsor’s request, Bank is willing to provide a customized closed-end credit program to qualified consumer customers of Authorized Dealers on the terms and subject to the conditions set forth in this Agreement.

Concurrently with the execution of this Agreement, Sponsor and GE Commercial Distribution Finance (“CDF”), an Affiliate of Bank, are entering into an agreement (the “Distribution Finance Agreement”) for the provision of a commercial financing program (the “Distribution Finance Program”) which will be made available to qualifying Dealers for the purchase at wholesale of Sponsor’s products.

NOW, THEREFORE, in consideration of the following terms and conditions, and for good and valuable consideration the receipt of which is hereby acknowledged, Bank and Sponsor agree as follows:

ARTICLE 1

ESTABLISHMENT OF THE PROGRAM

Section 1.1                                   General.

(a)                                       Establishment.   Pursuant to the terms and conditions of this Agreement, Bank hereby establishes the Program for the purpose of making closed-end credit available (in the loan amounts approved by Bank for individual Accountholders) during the Operating Period to qualified consumer customers of Authorized Dealers to permit such customers to finance Purchases of Authorized Products from such Authorized Dealers pursuant to Retail Dealer Agreements.

(b)                                       Program Managers.  Each of Bank and Sponsor will designate an employee who will manage and administer the Program for such party (each such person, a “Program Manager”).  Either party may replace such party’s Program Manager with notice to the other party.

(c)                                       Executive Committee.  Each of Bank and Sponsor shall appoint two (2) representatives to serve on an executive committee.  The executive committee shall be responsible for reviewing the direction and oversight of the Program and shall make recommendations to their respective constituencies in respect thereof.  For the avoidance of doubt, no recommendation of the executive committee shall bind the parties unless a written amendment to this Agreement is executed in accordance with Section 6.7.  The executive committee shall meet no less often than quarterly.  No member of the executive committee designated by Bank shall have any personal liability to Sponsor or any of its Affiliates for acts or omissions as a member of the executive committee, and no member of the executive committee designated by Sponsor shall have any personal liability to Bank or any of its Affiliates for acts or omissions as a member of the executive committee.  The members of the executive committee shall not be entitled to compensation for services provided as members of such committee.  Any expense incurred by the parties in fulfilling their respective obligations with respect to the executive committee shall be borne by the party incurring such expense.

Section 1.2                                   Sponsor to Promote Program.

(a)                                       Sponsor will actively support and promote the Program to Dealers and encourage Dealers to participate in the Program.  Sponsor will encourage Authorized Dealers to promote the establishment and use of Accounts by consumer customers as the preferred method of payment for Sponsor’s products and services.

(b)                                       The parties hereto acknowledge that each Dealer may elect, in its discretion, to execute or refrain from executing a Retail Dealer Agreement.  Neither Bank nor Sponsor shall advise any Dealer to the contrary.  Execution of a Retail Dealer Agreement is a prerequisite to a Dealer’s participation in the Program.  As Dealers agree to participate in the Program and to execute Retail Dealer Agreements, Bank will provide Sponsor with, and periodically update, a listing of all such Authorized Dealers.  Notwithstanding anything to the contrary contained herein, Bank, in its discretion, shall have the right to reject any proposed Authorized Dealer or to terminate any Authorized Dealer’s participation in the Program at any time and for any reason; provided, that any Dealer currently party to a contract with CDF in connection with the Distribution Finance Program and which (i) satisfied CDF’s standard commercial underwriting criteria at the time it applied to participate in the Distribution Finance Program (which, for purposes hereof, shall not include any Dealer included in “Risk Pool “B” (as defined in the Risk Pool Agreement between CDF and Sponsor) (provided, that if at any time after the Program Commencement Date CDF and Monaco eliminate or alter the underwriting criteria applicable to a Dealer’s participation in the program contemplated by the Risk Pool Agreement, Sponsor’s standard underwriting criteria shall be deemed to exclude any Dealer with respect to which Sponsor has agreed to fully guaranty all of such Dealer’s obligations under such Dealer’s contract with CDF)), and (ii) is in good standing under its current contract with CDF, shall automatically qualify to participate in the Program.

(c)                                       Bank, in conjunction with CDF, shall establish an annual volume rebate program through which any Authorized Dealer in good standing under the Program and the Distribution Finance Program shall be entitled to a volume rebate if such Authorized Dealer achieves a pre-determined level of financing volume under the Program and the Distribution Finance Program for any given Program Year.  The qualifying volume and the corresponding rebate for each Authorized Dealer for each Program Year shall be individually determined by Bank, in its reasonable discretion.  Without limiting the foregoing, (i) Bank shall use its good faith efforts to establish qualifying volume levels that will allow approximately eighty percent (80%) to ninety percent (90%) of all Authorized Dealers participating in such volume rebate structure to qualify for a rebate (provided, that Sponsor acknowledges that (x) the volume level for any Authorized Dealer will take into account the historical sales activity of such Authorized

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Dealer, and (y) such historical activity may not reflect actual activity for any succeeding period(s)), and (ii) it is the intention of Bank and Sponsor that the aggregate volume rebate paid to Authorized Dealers during the Operating Period shall be 0.45% (45 basis points) of Net Program Sales.  If the actual payout for any payment period established by Bank is above or below the foregoing intended payout percentage, Bank shall work in good faith with the executive committee (as established pursuant to Section 1.1(c)) to adjust the then existing methodology underlying the non-conforming payment period with a view toward achieving such intended payout percentage for the next payout period.  Without limiting the foregoing, the executive committee shall review on a quarterly basis the volume rebate program.

Section 1.3                                   Program Materials and Equipment.

(a)                                       At Bank’s cost and expense, Bank will produce Application forms and Credit Agreement forms for use with Accounts and will deliver them to Authorized Dealers.

(b)                                       Bank and/or Sponsor (in each case as mutually agreed by the parties) will produce and distribute custom marketing materials to encourage Authorized Dealers to participate in to the Program.  The cost and expense of such production and any third party distribution costs incurred by Bank or Sponsor, as the case may be, shall be split equally by the parties.

(c)                                       Sponsor and Bank will produce and distribute custom point-of-sale signage and promotional materials for use by Authorized Dealers in promoting the establishment and use of Accounts by their respective customers.

Section 1.4                                   Ownership of Accounts, Account Documentation, Lists, Etc.  Bank is the sole and exclusive owner of all Accounts and Account Documentation and is entitled to receive and deposit to its own account all payments made by Accountholders on Accounts.  Bank is also the sole and exclusive owner of the Accountholder List and all lists of applicants, Accountholders (including, without limitation, names, addresses, and related credit information), payments, and documents or forms of any type and in any media relating to the Program.  Sponsor acknowledges that it has no right, title or interest in any Accounts or Account Documentation or in any proceeds thereof or in the Accountholder List.  Sponsor further acknowledges that neither the Accountholder List nor any of the Account Documentation nor any of the information included in the Accountholder List or any of the Account Documentation will be deemed to be Confidential Information of Sponsor for purposes of Section 6.2 hereof.  Notwithstanding Bank’s ownership thereof, Sponsor may use the Accountholder List as provided in Section 2.3 of this Agreement.  Bank acknowledges that it has no right, title or interest in any Customer List and that nothing herein shall be deemed to limit the right of Sponsor or any Authorized Dealer to use any Customer List.

Section 1.5                                   Program Promotion.  Bank and Sponsor will formulate and agree upon annual marketing plans (each annual plan a “Marketing Plan”), to promote the Program to customers and prospective customers of Authorized Dealers.  Without limiting the provisions of Section 1.3, the costs of implementing each Marketing Plan (or for implementing any marketing or promotional initiatives developed by the parties outside of such Plan) shall be established by the parties as part of each such Marketing Plan.

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ARTICLE 2

ADMINISTRATION OF THE PROGRAM

Section 2.1                             Bank to Extend Credit.

(a)                                       Provided no Default has occurred and subject to (i) the terms of this Agreement, (ii) the loan amounts approved by Bank for individual Accountholders, (iii) the terms and conditions in the Credit Agreements, and (iv) the terms and conditions of the Retail Dealer Agreements, Bank will extend credit to Accountholders in the amounts set forth as the total for all Purchases reflected in any Credit Agreement received and accepted by Bank.  The terms and conditions upon which the Bank will settle with an Authorized Dealer for Purchases will be governed by the Retail Dealer Agreement between the Authorized Dealer and Bank.

(b)                                       Sponsor acknowledges that the Interest Rates to be charged to Accountholders are an integral part of the Program economics and agrees that Bank may change the Interest Rates from time to time.  Without limiting the foregoing, during the Operating Period, the following shall apply to the Interest Rates available under the Program;

(i)                                       Bank shall provide each Authorized Dealer with a schedule (a “Rate Sheet”) setting forth, among other terms and conditions, the Interest Rates and Dealer Participation Rates available under the Program (and may amend such Rate Sheet from time to time).

(ii)                                   The Interest Rate for each credit risk tier set forth on the Rate Sheets distributed to Authorized Dealers shall be at least as favorable as the corresponding standard interest rate for such tier (without taking into account any manufacturer, sponsor or other rate buy-down applicable to such rate) included on the rate sheets distributed to dealers participating in Bank’s other manufacturer-branded programs within the recreational vehicle industry.   The Dealer Participation Rates shall be at least as favorable as the better of (from the Authorized Dealer’s perspective) (x) the corresponding standard dealer participation rates included on the rate sheets distributed to dealers participating in Bank’s industry standard consumer financing program for the recreational vehicle industry, and (y) the corresponding standard dealer participation rates included on the rate sheets distributed to dealers participating in Bank’s other manufacturer-branded programs within the recreational vehicle industry (provided, that the “standard participation rates” applicable to such other manufacturer-branded programs shall not include any such rates that have been subsidized by such manufacturer or with respect to which other unique program economics apply).

(iii)                         The Interest Rate on the Rate Sheet applicable to the Benchmark Consumer (the “Benchmark Rate”) shall be equal to the then current standard rate available to a Benchmark Consumer on the rate sheets distributed to dealers participating in Bank’s industry standard consumer financing program within the recreational vehicle industry minus 0.25% (25 basis points).  The foregoing to the contrary notwithstanding, if at any time the Average Competitive Rate minus 0.25% (25 basis points) is better than such Benchmark Rate, and Bank does not adjust such Benchmark Rate so that it is equal to or better than such Average Competitive Rate minus 0.25% (25 basis points), then Sponsor shall have the termination right set forth in Section 4.2(g); provided, that Bank shall not be required to adjust the Benchmark

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Rate more than once each calendar month and any such adjustment shall be distributed within seven days.

(iv)                            The Interest Rates available under the Program to Accountholders whose credit scores are below that of a Benchmark Consumer or who are seeking a loan of less than One Hundred Thousand Dollars ($100,000), shall be, for each loan amount and tier level, 0.25% (25 basis points) lower than the corresponding interest rate set forth on the then current rate sheet distributed to dealers participating in Bank’s industry standard consumer financing program within the recreational vehicle industry.

(v)                                      In addition to Interest Rates, the Rate Sheets shall also contain (x) “commercially reasonable” loan maturities, (y) “commercially reasonable” loan advance rates, and (z) “commercially reasonable” down payment requirements.  As used in this clause, “commercially reasonable”, as applied to any term included in the Rate Sheets, means that such term is generally similar to, or is within the range of, the corresponding term offered by the prevailing lending institutions with respect to their standard recreational vehicle industry consumer financing programs and otherwise is in compliance with applicable law.

(c)                                       Without limiting clause (v) of Section 2.1(b), Bank shall establish (and may modify from time to time) all other terms upon which credit will be extended to Accountholders, including without limitation, repayment terms, default finance charges, late fees, returned check charges, and other ordinary fees and charges.  In its discretion, Bank may also determine and modify from time to time, the credit criteria to be used for evaluating Applications and may apply such criteria to approve or decline Applications received, establish Accounts, assign credit lines to Accountholders, and establish and enforce customer servicing policies and collection procedures.  As of the Program Commencement Date, Bank shall establish and use the same credit policies and underwriting guidelines for evaluating Applications and establishing credit lines for Accounts as Bank applies to its industry standard recreational vehicle consumer financing program; provided, that if Bank is required to alter the ancillary loan terms applicable to the Program contemplated by clause (v) of Section 2.1(b) in order to remain compliant with such clause, and as a result of such adjustment(s) such term(s) are no longer consistent with the corresponding term(s) in Bank’s industry standard recreational vehicle consumer financing program, then Bank may alter the credit policies and underwriting guidelines for the Program in its good faith discretion.

(d)                                       Bank shall provide an internal credit allocation for the Program in the amount of the Credit Review Point.  Bank shall not be obligated to make any extension of credit under the Program if, after such extension, the aggregate Indebtedness for all Accounts would exceed the Credit Review Point then in effect.  If, on any Settlement Date, the aggregate Indebtedness with respect to all Accounts equals or exceeds 80% of the Credit Review Point then in effect, Bank will (i) promptly notify Sponsor, (ii) review the Program and the Credit Review Point, and (iii) either increase the then existing Credit Review Point or leave such Credit Review Point at its existing level.  Bank will select one of the foregoing options in clause (iii) within 90 days after such Settlement Date, and will give Sponsor written notice of such election, including, in the case of an election to increase the Credit Review Point, the amount of such increase.  If at any time Bank notifies Sponsor of its election not to increase the then applicable Credit Review

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Point pursuant to this Section, Sponsor shall have the termination rights set forth in Section 4.2(c).

(e)                                       Without limiting Section 3.2, Bank shall be entitled to retain for its own account all finance charges, late fees, returned check charges, other fees and charges of any type and any and all amounts owing from or paid by Accountholders under the Program and all Dealer Fees and other amounts owing from or paid by Dealers in connection with the Program.

Section 2.2                             Credit Based Promotions.  From time to time, Sponsor may request that Bank make credit-based promotions available to Accountholders (which may include reduced Interest Rates and/or deferred interest/payment programs).  Bank may grant such a request based on the establishment between the parties of mutually agreeable terms and conditions.  The implementation of any additional credit-based promotions during any Program Year will be agreed to in writing by Bank and Sponsor.  To the extent any credit-based promotion includes a Sponsor Promotion Fee Percentage, Sponsor shall pay Bank the applicable Sponsor Promotion Fee monthly in arrears within thirty (30) days after Sponsor’s receipt of an invoice therefor.  Sponsor and each Authorized Dealer are separately responsible and liable for the advertising each of them conducts with respect to such promotions.  Bank’s approval of any billing and credit terms for any promotion is not intended to be and will not be construed to be an approval of any materials used in advertising or soliciting participation in such promotions.

Section 2.3                             Use of Accountholder List; Program Information.

(a)                                       Prior to the termination or expiration of the Operating Period, Sponsor may use the Accountholder List for (i) promotion of the Program; and (ii) for the promotion of products and services (other than financial or credit products); but for no other purposes.  In no event may Sponsor transfer or disclose the Accountholder List to any third party without Bank’s prior written consent.  Nothing herein shall be deemed to limit Sponsor’s use of the Customer List for any lawful purpose Sponsor may elect.

(b)                                       Bank may use, and may authorize third parties to use, the Accountholder List for any lawful purpose that Bank may elect including, without limitation, the creation, development, marketing, administration and liquidation of the Program and the marketing of additional products and services (including Value-added and Debt Cancellation Programs) to Accountholders via direct mail, telemarketing, any internet website of Bank or any Bank Affiliate or by any other means; provided, that prior to the termination or expiration of the Operating Period, with respect to each solicitation for any such additional products and services, Bank shall (i) limit the percentage of Accountholders included in such solicitation to not more than fifty percent (50%), and (ii) not market (or authorize any third-party to market) any products that directly compete with products manufactured by Sponsor. The foregoing to the contrary notwithstanding, Bank may market and offer other credit and financial products and services (including, without limitation a general purpose bankcard) to customers at the point of sale or as a companion product for an established Account.  Bank will not use Sponsor’s names or marks in any marketing efforts without Sponsor’s prior written consent and, in the event that such consent is given, will follow any guidelines provided by Sponsor in connection with the use thereof.  Bank will be entitled to retain for its account all proceeds from the marketing of such additional products and services and Sponsor will have no rights with respect thereto.

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(c)                                 Privacy Policy Matters.

(i)                                     Sponsor and Bank will only use, maintain and/or disclose Accountholder Information in compliance with all applicable privacy and security laws and with the policies set forth in this Section 2.3(d) and related disclosures made by Bank (collectively, the “Bank Privacy Disclosures”), and each will ensure that persons to whom it transfers Accountholder Information do the same.  Sponsor acknowledges that it is subject to the reuse and redisclosure provisions of the Gramm-Leach-Bliley Act (the “Gramm-Leach-Bliley Act” as defined in Title V, Subtitle A of 15 USC 6801 et seq. (as it may be amended from time to time) and the implementing privacy and security regulations issued pursuant to the Gramm-Leach-Bliley Act (as the same may be amended from time to time)), and that it will ensure that Accountholder Information received from Bank under the “private label exception” found in the Gramm-Leach-Bliley Act is used only in connection with the Program to the extent provided for herein and for no other purpose.

(ii)                                  Sponsor and Bank will each establish and maintain appropriate administrative, technical and physical safeguards to protect the security, confidentiality and integrity of the Accountholder Information.  These safeguards will be designed to protect the security, confidentiality and integrity of the Accountholder Information, ensure against any anticipated threats or hazards to its security and integrity, and protect against unauthorized access to or use of such information or associated records which could result in substantial harm or inconvenience to any Accountholder or applicant.

(iii)                               Sponsor and Bank will each ensure that any third party to whom it transfers or discloses Accountholder Information signs a written contract with the transferor in which such third party agrees to (A) restrict its use of Accountholder Information to the use specified in the written contract; (B) to comply with all applicable laws (including, without limitation, privacy and security laws and the reuse and redisclosure provisions of the Gramm-Leach-Bliley Act) and the Bank Privacy Disclosures, and (C) implement and maintain appropriate safeguards as stated in paragraph (ii) above.  Information transferred by Bank at Sponsor’s direction will be considered information transferred by Sponsor hereunder.  Sponsor agrees to transfer or make available to third parties only such Accountholder Information as is reasonably necessary to carry out the contemplated task.

(iv)                              Sponsor and Bank shall notify the other party immediately following discovery or notification of any actual or threatened breach of security of the systems maintained by Sponsor and Bank, respectively.  The party that suffers the breach of security (the “Affected Party”) agrees to take action immediately, at its own expense, to investigate the actual or threatened breach, to identify and mitigate the effects of any such breach and to implement reasonable and appropriate measures in response to such breach.  The Affected Party also will provide the other party with all available information regarding such breach to assist that other party in implementing its information security response program and, if applicable, in notifying affected Accountholders.  For the purposes of this subsection (iv), the term “breach of security” or “breach” means the unauthorized access to or acquisition of any record containing personally identifiable information relating to an Accountholder, whether in paper, electronic, or other form, in a manner that renders misuse of the information reasonably possible or that otherwise compromises the security, confidentiality, or integrity of the information.

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(v)                                       Notwithstanding anything else contained in this Agreement, neither Bank nor Sponsor will, and neither of them will be obligated to, take any action that either of them believes in good faith would violate , or is reasonably likely to cause either of them to violate, any applicable law (including, without limitation, privacy and security laws and the reuse and redisclosure provisions of the Gramm-Leach-Bliley Act) or the Bank Privacy Disclosures, or that would cause either of them to become a “consumer reporting agency” for purposes of the federal Fair Credit Reporting Act, as it may be amended from time to time.

(vi)                              Sponsor and Bank, respectively, will use reasonable measures designed to properly dispose of all records containing personally identifiable information relating to Accountholders, whether in paper, electronic, or other form, including adhering to policies and procedures that require the destruction or erasure of electronic media containing such personally identifiable information so that the information cannot practicably be read or reconstructed.

ARTICLE 3

COVENANTS AND WARRANTIES

Section 3.1                             Sponsor Covenants.  Sponsor covenants to do the following:

(a)                                       Through the Final Liquidation Date, Sponsor shall promptly respond to, and reasonably cooperate with, Bank in connection with the resolution of disputes with Accountholders and Dealers.  In addition, Sponsor will use its commercially reasonable efforts to forward to Bank promptly after receipt a copy of any communication relating to a dispute regarding an  Account received from an Accountholder or an Authorized Dealer, or any communication relating to an Account (or series of Accounts) from any governmental or regulatory authority.

(b)                                       During the Operating Period, Sponsor shall use its commercially reasonable efforts to promptly notify Bank if Sponsor ceases accepting orders for goods or services from any Dealer or if any Dealer’s affiliation with Sponsor is terminated.

(c)                                             If at any time during the Operating Period Sponsor is not obligated to, or for any other reason does not, file periodic financial reports with the Securities and Exchange Commission pursuant to the reporting requirements of Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, Sponsor will, if requested:

(i)                                       As soon as practicable but in any event not more than ninety (90) days after the end of each fiscal year, deliver to Bank its audited annual financial statements, including its audited consolidated balance sheet, income statement and statement of cash flows and financial position.

(ii)                                   As soon as practicable but in any event not more than sixty (60) days after the end of each fiscal quarter, deliver to Bank its unaudited quarterly financial statements, including its unaudited consolidated balance sheet, income statement and statement of cash flows and financial position, accompanied by a certificate from Sponsor’s chief financial officer that such financial statements were prepared in accordance with generally accepted accounting principles applied on a consistent basis and present fairly the consolidated financial

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position of Sponsor as of the end of such fiscal quarter and the results of its operations, subject to normal year end audit adjustments.

(d)                                       Sponsor acknowledges and agrees that Bank intends to review all terms and conditions of any extended warranties, service agreements or contracts to be financed on Accounts as often as Bank feels reasonably appropriate.  Sponsor shall cooperate as reasonably requested by Bank to provide information about any such warranties, service agreements or contracts offered by or through Sponsor.  If, based on the results of any such review, Bank concludes, in its discretion, that it is contrary to Bank’s interests to allow any particular warranty(s), service agreement(s) or contract(s)to be sold by Authorized Dealers to Accountholders and financed under the Program (including those offered by or through Sponsor), Bank may terminate the financing of such items under the Program; provided, that Bank may not cease financing any particular warranty(s), service agreement(s) or contract(s) under the Program unless Bank also has sought to preclude the financing of such warranty(s), service agreement(s) or contract(s) under its other consumer financing programs (provided that such limitation shall not apply with respect to any consumer financing program in which the applicable contract counter-party has agreed to indemnify Bank for any losses it incurs in connection with continuing to allow the financing of the particular warranty(s), service agreement(s) or contract(s)).  Bank shall provide Sponsor written notice of any such election with respect to the Program.

Section 3.2                             Bank Covenants.  Bank covenants to do the following:

(a)                                       Bank shall pay to Sponsor a volume rebate based on Net Program Sales for each Program Year.  Sponsor’s percentage participation in quarterly Net Program Sales will increase as volume increases throughout each Program Year; provided, that at the beginning of each subsequent Program Year, such percentage shall return to the base level set forth in clause (i) below.  Calculation of such volume rebate is as follows:

(i)                                       With respect to that portion of Net Program Sales for such Program Year that is less than Seventy Five Million Dollars ($75,000,000), Sponsor shall be entitled to 0.15% (15 basis points) of such portion;

(ii)                             With respect to that portion of Net Program Sales for such Program Year that is equal to or greater than Seventy Five Million Dollars ($75,000,000) but less than One Hundred Twenty Five Million Dollars ($125,000,000), Sponsor shall be entitled to 0.40% (40 basis points) of such portion; and

(iii)                         With respect to that portion of Net Program Sales for such Program Year that is equal to or greater than One Hundred Twenty Five Million Dollars ($125,000,000), Sponsor shall be entitled to 0.65% (65 basis points) of such portion.

For the avoidance of doubt, Bank shall only apply the basis point multiplier set forth in clauses (i), (ii) and (iii) (i.e.,15, 40 or 65 bps) against the level Net Program Sales included in such clause (i.e., such higher multiplier shall not be retroactively applied against the Net Program Sales of any lesser tier).

(iv)                            Within fifteen (15) Business Days after the end of each calendar quarter during the Operating Period, Bank shall pay to Sponsor the volume rebate applicable to

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such period as calculated above.  If on the date such payment is due, a Default shall have occurred and is continuing, Bank may retain such payment until such time as any amounts due Bank from Sponsor are finally determined and may apply such payment to such amounts, with any balance then being paid to Sponsor.

(b)                                       Within thirty (30) days after the end of each Program Year during the Operating Period, Bank shall pay to Sponsor the Participation Amount (as defined below).  Upon the termination of the Agreement for any reason, Bank shall pay to Sponsor any Participation Amount that is otherwise due for the applicable Program Year, calculated through the end of the most recently completed calendar quarter of such Program Year; provided, however, that if on the date such payment is due, a Default shall have occurred and is continuing, Bank may retain such payment until such time as any amounts due Bank from Sponsor are finally determined and may apply such payment to such amounts with any balance then being paid to Sponsor.  Bank shall provide Sponsor with a quarterly estimate of the accrued Participation Amount within fifteen (15) days of the end of each calendar quarter.  For purposes of this Section 1.6, “Participation Amount” shall mean, as of the end of any Program Year, fifty percent (50%) of the excess, if any, of the “Pre-Tax Income” derived from the Program (as calculated in Schedule 3.2) for the period beginning as of the Program Commencement Date and ending as of the end of such Program Year, over Bank’s Required Pre-Tax Income for such period.  Such calculation, in each case, shall be determined in accordance with (a) the methodology set forth on Schedule 3.2 attached hereto, and (b) GAAP.

(c)                                       Upon reasonable notice, Bank will afford Sponsor and its authorized representatives access, during normal business hours, to those of Bank’s books and records directly relating to any amounts contemplated by either Section 3.2(a) or 3.2(b), and permit Sponsor and its authorized representatives to consult with Bank personnel with respect thereto, all as Sponsor or its authorized representatives may reasonably request to enable Sponsor to verify the accuracy of data used to calculate any such amounts.  Sponsor may not exercise it rights under this Section 3.2(c) more than once during any Program Year and no such audit shall include any Program Year other than the two (2) Program Years immediately preceding the Program Year during which any such audit is conducted.  The exercise of any such audit rights as contemplated by this Section 3.2(c) shall be at Sponsor’s sole cost and expense.  Anything in the foregoing to the contrary notwithstanding, such audit right shall exclude records or information:  (i) the disclosure of which is prohibited by applicable law or the Bank Privacy Disclosures; (ii) constituting proprietary financial information of or relating to Bank and not specifically necessary to the facilitation of Sponsor’s rights under either Section 3.2(a) or 3.2(b); or (iii) the disclosure of which to Sponsor could reasonably be expected to have a material adverse effect on Bank or its business (including being deemed a “credit reporting agency” under the Fair Credit Reporting Act); provided, that Bank may not exclude information under clause (iii) based on the contention that such disclosure would have a material adverse effect on Bank if the information is specifically necessary to Sponsor’s establishment of a violation of its rights under either Section 3.2(a) or 3.2(b).  Sponsor acknowledges and agrees that Bank may, at its election, require Sponsor’s auditors (which in no case may be a competitor (or Affiliate thereof) of Bank) or any representatives of Sponsor connected therewith to enter into reasonable confidentiality arrangements prior to any such audit and limit the disclosure of audit results to Sponsor pertaining to information contemplated by clause (iii) to summary information.  Any information obtained

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by Sponsor or its authorized representatives will be subject to the confidentiality provisions of Section 6.2.

(d)           To facilitate the rapid implementation of the Program in coordination with the Distribution Finance Program, Bank agrees that it will use commercially reasonable efforts to fully implement the Program with respect to Dealers with existing relationships (and which are in good standing in respect thereof) with CDF within 30 days after the Program Commencement Date, including (i) offering the rates and terms specified in this Agreement to Authorized Dealers and Accountholders, and (ii) being prepared to extend credit to qualifying Accountholders.  In addition, Bank agrees that, beginning on the Program Commencement Date, with respect to any Dealer that executes a Wholesale Dealer Agreement (as defined in the Distribution Finance Agreement), Bank will use commercially reasonable efforts to (x) have each such Dealer which qualifies for participation in the Program execute a Retail Dealer Agreement, and (y) implement the Program with respect to such Dealer, within 7 days.

(e)           Bank shall provide to Sponsor, on a quarterly basis, reports containing information about the aggregate profile of the Accountholders.  The format and data details contained in such reports shall be mutually determined by Bank and Sponsor and shall include, among other things, retail volume by Authorized Dealer, summary of Accountholder credit profiles (credit scores) by vehicle class, summary of amounts financed by vehicle class, summary of percent of purchase price financed by vehicle class, summary of Accountholder retail purchase price as percent of wholesale price and summary of loan terms (by size of purchase).  The foregoing the contrary notwithstanding, Bank’s provision of the information contemplated by this Section 3.2(e) shall be subject in all respects to applicable law and Bank’s privacy policy in effect from time to time, and shall not include any personally identifiable information about Accountholders.

Section 3.3          General Representations and Warranties.  Each party makes the following representations and warranties to the other party on a continuing basis until the termination of the Term:

(a)           Such party (i) is an entity duly organized, validly existing, and in good standing under the laws of its jurisdiction of organization or incorporation; and (ii) has the requisite power and authority and the legal right, without violating its organizational documents (e.g. in the case of a corporation, its articles of incorporation and bylaws), or any agreement with any third party or any applicable law, rule, regulation or governmental or judicial decree, to conduct its business as presently conducted and hereafter contemplated to be conducted and to execute, deliver and perform this Agreement.  This Agreement has been duly executed and delivered by such party, and constitutes the legal, valid, and binding obligation of such party, enforceable against such party in accordance with its terms.

(b)           Such party is Solvent.

(c)           All information furnished by such party to the other for purposes of or in connection with this Agreement or any information hereafter furnished by such party to the other is and will be true and correct to the best of such party’s knowledge in all material respects and, to the best of such party’s knowledge, no such information omits or will omit to state a material fact

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necessary to make the information so furnished not misleading.  There is no fact known to such party (including, without limitation, threatened or pending litigation) that such party has not disclosed to the other and that could materially and adversely affect the financial condition, business, property, or prospects of such party.

(d)           Such party is not in default with respect to any material contract, agreement, lease or other instrument to which it is a party nor has it received any notice of default under any such material contract, agreement, lease or other instrument.

ARTICLE 4
TERM/TERMINATION

Section 4.1          Operating Period.  The Operating Period shall continue until June 30, 2011 and shall automatically renew for additional two (2) year terms (each such period, a “Term”), unless either party shall give written notice to the other party of its intention to terminate the Program at least one hundred eighty (180) days prior to the end of the scheduled expiration of such Term.

Section 4.2          Termination.  Notwithstanding anything in Section 4.1 to the contrary, the Operating Period may be terminated as provided below:

(a)           Sponsor shall have the right to immediately terminate the Operating Period upon written notice if a Bank Termination Event shall occur and be continuing.

(b)           Bank shall have the right to immediately terminate the Operating Period upon written notice if an Event of Default shall occur and be continuing.

(c)           Sponsor shall have the right to terminate the Operating Period on not less than 120 days prior written notice if Bank elects not to increase the Credit Review Point pursuant to Section 2.1(c); provided that in each case any such notice of termination is given not more than 60 days after Bank first advises Sponsor of such election; provided further, that as of the first date on which the aggregate Indebtedness for all Accounts exceeds the Credit Review Point then in effect, the Operating Period shall automatically terminate unless the parties shall have mutually agree in writing to continue the Program (which determination shall be within the discretion of each of the parties).

(d)           Bank shall have the right to terminate the Operating Period upon written notice if (i) usury laws for the State of Utah (or any other State in which Bank may choose to locate) change, laws regulating Bank’s interest rate or fee structure change, or federal or state laws, regulations or other authority preempt the exportation of Bank’s rate or fee structure; and (ii) Bank has sought to engage Sponsor in a good-faith renegotiation of the terms of this Agreement; and (iii) the parties hereto have not agreed to modifications to the terms of this Agreement that Bank reasonably believes necessary to prevent a material adverse effect on the economics of the Program or on Bank (or on its ability to perform the transactions contemplated by this Agreement) resulting from the change in usury rates or other laws regulating Bank’s rate structure or the exportation thereof; and (iv) either Bank is required to initiate changes to the Program to comply with applicable law or more than 90 days have passed since Bank first sought

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to engage Sponsor in a good faith renegotiation of the terms of this Agreement (and such renegotiation has not been successful).

(e)           Either Bank or Sponsor shall have the right to terminate the Operating Period upon written notice to the other party hereto, if the performance by either party of its obligations under this Agreement is prevented or materially impeded, without ability to cure, for a period of not less than 30 consecutive days by a Force Majeure Event.

(f)            Either Bank or Sponsor shall have the right to terminate the Operating Period on not less than 180 days prior written notice if either CDF or Sponsor has the right to and in fact issues a notice of termination under the Distribution Finance Agreement or for any reason such Agreement terminates; provided that, if such termination is for any reason other than the expiration of the term of the Distribution Finance Agreement pursuant to section 7.1 thereof, after the first 60 days of such termination notice period, Bank may apply to the Program for the duration of such notice period the standard terms and conditions (including interest rates) then available under Bank’s industry standard recreational vehicle consumer financing program.

(g)           Sponsor shall have the right to terminate the Operating Period on not less than 120 days prior written notice if, after receipt of notice from Sponsor that Bank has failed to comply with the Interest Rate adjustment provisions of Section 2.1(b)(iii), Bank elects not to adjust the Interest Rates offered under the Program so as to comply with such Section.  For purposes of the foregoing, Bank shall be deemed to have declined to make such adjustment if Bank has not distributed compliant Rate Sheets within seven (7) days after Bank’s receipt of such notice from Sponsor.

Section 4.3          Rights upon Termination of Operating Period; Liquidation of Accounts.

(a)           Except as is expressly provided to the contrary in this Agreement, all of the terms, conditions and covenants of this Agreement shall continue in effect following the expiration or termination of the Operating Period until the Final Liquidation Date.  In addition all warranties, representations and indemnities contained herein and the parties’ obligations under Section 6.2 hereof shall survive the termination of this Agreement and the Final Liquidation Date.

(b)           Upon any termination or expiration of the Operating Period, Bank shall have the right, in addition to and without waiving any other rights it may have under the terms of this Agreement or applicable law, to liquidate the Accounts in any lawful manner which may be expeditious or economically advantageous to Bank, including, without limitation, transferring or selling the Accounts to any person (with or without a corresponding assignment of Bank’s chargeback and indemnity rights under this Agreement) or soliciting Accountholders to transfer balances to other credit vehicles, all as Bank sees fit.  Bank may use the Sponsor’s names and marks, if any, to communicate with Accountholders and current and former Authorized Dealers in connection with any such liquidation, substitution or sale.  Sponsor will cooperate with Bank and take any action reasonably requested by Bank in order to effectuate any such liquidation, substitution or sale.

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ARTICLE 5
INDEMNIFICATION

Section 5.1            Indemnification by Sponsor.  Sponsor agrees to indemnify and hold harmless Bank, its Affiliates, and their respective employees, officers, directors and agents, from and against any and all Losses to the extent such Losses arise out of, are connected with, or result from:

(a)           any breach by Sponsor of any of the terms, covenants, or other provisions contained in this Agreement;

(b)           any representation or warranty made by Sponsor in this Agreement or in any other instrument or document delivered by Sponsor to Bank which proves to have been untrue or incorrect in any material respect as of the date when made or deemed made hereunder;

(c)           any transaction, contract, understanding, promise, representation, or any other relationship, actual, asserted, or alleged, between Sponsor and any (i) Dealer, or (ii) Accountholder, as the case may be;

(d)           any products or services manufactured or produced by Sponsor, the purchase of which was financed under the Program (including, without limitation, any product liability or warranty claims relating thereto);

(e)           any act or omission, where there was a duty to act, by Sponsor or its employees, officers, directors or agents including without limitation, the failure of Sponsor to comply with any law, rule or regulation applicable to Sponsor;

(f)            any claims, suits, proceedings or actions brought by, or threatened by, any Dealer based on or in connection with this Agreement or the Program, except to the extent resulting from any breach by Bank of this Agreement or any Retail Dealer Agreement; or

(g)           any advertisements, solicitations or other promotions by Sponsor of the Program or of products or services eligible for purchase under the Program.

The foregoing indemnity obligation of Sponsor shall not include any obligation to indemnify for Losses resulting from the gross negligence, willful misconduct or illegal conduct of Bank.

Section 5.2            Indemnification by Bank.  Bank agrees to indemnify and hold harmless Sponsor, its Affiliates, and their respective employees, officers, directors and agents, from and against any and all Losses to the extent such Losses arise out of, are connected with or result from:

(a)           any breach by Bank of any of the terms, covenants, or other provisions contained in this Agreement;

(b)           any representation or warranty made by Bank in this Agreement which proves to have been untrue or incorrect in any material respect as of the date when made or deemed made hereunder;

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(c)           any act or omission, where there was a duty to act, by Bank or its employees, officers, directors, or agents, including without limitation, the failure of Bank to comply with any law, rule or regulation applicable to Bank;

(d)           any advertisements, solicitations or other promotions by Bank of the Program; or

(e)             any failure of the form of Application or Credit Agreement as prepared by Bank to comply with the Consumer Credit Protection Act, Truth in Lending Act, Fair Debt Collection Practices Act, Equal Credit Opportunity Act, Fair Credit Billing Act, Fair Credit Reporting Act and the regulations implementing each of them.

The foregoing indemnity obligation of Bank shall not include any obligation to indemnify for Losses resulting from the gross negligence, willful misconduct or illegal conduct of Sponsor.

Section 5.3            Force Majeure.  Any failure to perform caused by a Force Majeure Event shall not be considered a breach of this Agreement during the period of such disability if the disabled party promptly advises the other party in writing that it is unable to perform due to such a Force Majeure Event, setting forth: (i) the nature of the event; (ii) its expected effect(s) and duration; (iii) any expected development which may further affect performance hereunder; and (iv) the efforts, if any, which will be made to cure such force majeure or provide substitute performance.

Section 5.4            Notice.  Each party hereto shall promptly notify the other party of any claim, demand, suit or threat of suit of which that party becomes aware that may give rise to a right of indemnification pursuant to this Agreement.  The indemnifying party will be entitled to participate in the settlement or defense thereof and, if the indemnifying party elects, to take over and control the settlement or defense thereof with counsel reasonably satisfactory to the indemnified party.  In any case, the indemnifying party and the indemnified party will cooperate (at no cost to the indemnified party) in the settlement or defense of any such claim, demand, suit or proceeding.

ARTICLE 6
MISCELLANEOUS

Section 6.1            Payment Terms and Rights of Setoff and Recoupment.   Unless specifically provided for in another Section of this Agreement or unless otherwise agreed to in writing by the parties, (a) any amount(s) payable by Sponsor to Bank or Bank to Sponsor, as the case may be, under this Agreement shall be paid within 20 Business Days of receipt of an invoice from the other party, and (b) any such payments shall be made by check.  Nothing in this Section or any other provision of this Agreement is intended to limit either parties’ common law rights of setoff and recoupment.

Section 6.2          Confidentiality.

(a)           All material and information supplied by one party to the other party hereunder, including but not limited to information concerning a party’s marketing plans, objectives or financial results, is confidential and proprietary (“Confidential Information”).

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Confidential Information will be used by each party solely in the performance of its obligations and exercise of its rights pursuant to this Agreement. Each party will receive Confidential Information from the other party in confidence and will not disclose such Confidential Information to any third party, except (i) as contemplated under this Agreement, (ii) as may be agreed upon in writing by the party providing such Confidential Information, (iii) in the case of Bank to an Affiliate of Bank, or (d) to the extent necessary, in exercising or enforcing its rights or as otherwise required by law.  Each party will use its best efforts to ensure that its officers, employees, and agents take such action as will be necessary or advisable to preserve and protect the confidentiality of Confidential Information.  Upon written request after the Final Liquidation Date, each party will return to the party providing such Confidential Information all such Confidential Information in its possession or control.  “Confidential Information” will not include information in the public domain and information lawfully obtained from a third party.

(b)           Section 6.2(a) to the contrary notwithstanding, if Sponsor is obligated to file periodic reports with the Securities and Exchange Commission, then Sponsor shall have the right to file a copy of this Agreement with the applicable commission or governmental agency to the extent necessary, in Sponsor’s reasonable opinion, to comply with any applicable disclosure laws or regulations (including any reporting requirement of the Securities Exchange Commission), or any listing requirement of any stock exchange, including NASDAQ, applicable to Sponsor; provided, that Sponsor shall (i) notify Bank in writing not less than thirty (30) days prior to any such filing of this Agreement, (ii) redact such terms of this Agreement as Bank may reasonably request prior to any such filing, and (iii) file a confidential treatment request reasonably acceptable to Bank with respect to such redacted document as part of any such filing.

Section 6.3          Use of Sponsor Names and Marks.

(a)           Subject to the provisions of this Agreement, Sponsor hereby grants Bank a limited, nonexclusive license to use those marks, tradestyles, trademarks, service marks, logos or similar proprietary designations of Sponsor as from time to time permitted in writing by Sponsor (the “Sponsor Marks”) in connection with the establishment, administration and operation of the Program.  Sponsor represents and warrants to Bank that Sponsor has the right to grant the foregoing license.  As between the parties, Sponsor owns all rights in the Sponsor Marks, and Bank shall not contest Sponsor’s rights therein, either during the term of this Agreement or thereafter.  Bank’s use of the Sponsor Marks, and the goodwill associated with such use, shall inure to the sole and exclusive benefit of Sponsor.  Bank’s use of the Sponsor Marks shall be limited to the materials necessary to Bank’s administration of the Program, as well as to printed, electronic and broadcast matter advertising and promotion of the Program (collectively, “Program Materials”).  Use of the Sponsor Marks in connection with any Program Materials shall be subject to Sponsor’s prior written approval, which such approval shall not be unreasonably withheld or delayed, and such Program Materials shall be used by Bank in all material respects as approved by Sponsor; provided, that once such approval is received, and in the absence of a material alteration thereto by Bank, no further review or approval shall be required for the continued use (including re-printing and re-distribution) of such Program Materials by Bank.  The parties acknowledge and agree that the quality control necessary to support the license granted hereby is found in the terms and conditions of this Agreement.  Subject to the provisions of Section 4.3, Bank shall cease use of Sponsor Marks upon the termination of this Agreement.  If from time to time prior to the Final Liquidation Date, Sponsor should change its name, marks, tradestyles,

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trademarks, service marks, logos or similar proprietary designations, Sponsor agrees to promptly inform Bank thereof and, at Bank’s election, Bank and Sponsor shall cooperate to make the appropriate changes and additions to the Account Documentation in a timely and cost efficient manner.

(b)           Sponsor may not, without Bank’s prior written consent, use Bank’s name or logo type (or the name or logo type of any Affiliate of Bank) in any advertisement, press release or promotional materials.  The foregoing to the contrary notwithstanding, Sponsor may refer in any promotional materials or advertisements to “GEMB” or “GE Money Bank” in a nominative sense and to the extent necessary to make any disclosures in connection therewith and any such use shall not constitute a use of Bank’s name or logo type otherwise prohibited hereby.

Section 6.4          Exclusivity.

(a)           From and after the Program Commencement Date and continuing until the date on which the Operating Period expires or is terminated, Sponsor will not use or allow the use of its names or marks to, or otherwise promote, sponsor, solicit, permit solicitation of, or make available to customers of its Dealers or otherwise provide or make available any consumer financing program for the purchase of Authorized Products other than (i) credit provided in connection with the Program or any other credit program sponsored by Bank or an Affiliate of Bank, (ii) credit provided or payment made by generally accepted multi-purpose credit or charge cards or by generally accepted multi-purpose debit or secured cards in each case, such as American Express, MasterCard, Visa and Discover cards, or (iii) credit provided under a Second Source Program.

(b)           Until the expiration or termination of the Operating Period, if Sponsor desires to make arrangements for the provision by any person of any “co-branded,” “sponsored” or “co-sponsored” consumer bankcard bearing Sponsor’s name or marks, then Sponsor shall first engage in good faith discussions with Bank regarding the possibility of Bank (or an Affiliate of Bank) providing such a program.

Section 6.5          Right to Copy and Destroy.  Sponsor acknowledges that Bank may microfilm (or copy using any other reasonable method) all Account Documentation and destroy all original Account Documentation in the ordinary course of business.  To the extent required, Sponsor consents to the making of such copies and the destruction of the corresponding original documents.

Section 6.6          Assignability.  Neither Bank nor Sponsor may assign its rights or delegate its obligations under this Agreement without the prior written consent of the other party, which consent shall not be unreasonably withheld provided that Bank may, without such consent, (a) assign all or part of its rights and delegate some or all of its obligations under this Agreement to an Affiliate; (b) engage third parties to perform some or all of Bank’s obligations under this Agreement, including, without limitation the servicing and administration of Accounts; (c) securitize all or any portion of the Accounts or any related rights under this Agreement or sell participation interests therein; and (d) assign Bank’s indemnity rights to any person acquiring any or all Accounts after the termination or expiration of the Operating Period.

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Section 6.7            Amendment.  This Agreement may not be amended except by written instrument signed by the parties hereto.

Section 6.8            Nonwaiver; Remedies Cumulative.  No delay by any party hereto in exercising any of its rights hereunder, or in the partial or single exercise of such rights, shall operate as a waiver of that or any other right.  No right under any provision of this Agreement may be waived except in writing and then only in the specific instance and for the specific purpose for which such waiver was given. The rights and remedies provided for in this Agreement are cumulative and are not exclusive of any other rights, powers, privileges or remedies provided for by law or in equity.

Section 6.9            Severability.  If any provision of this Agreement is held to be invalid, void or unenforceable, all other provisions shall remain valid and be enforced and construed as if such invalid provision were never a part of this Agreement.

Section 6.10         Governing Law.  Except to the extent superceded by federal law applicable to banks or savings associations, this Agreement and all rights and obligations hereunder, including, but not limited to, matters of construction, validity and performance, shall be governed by and construed in accordance with the laws of the State of Utah. THE PARTIES HERETO WAIVE THEIR RIGHT TO REQUEST A TRIAL BY JURY IN ANY SUIT, ACTION OR PROCEEDING IN ANY COURT OF LAW, TRIBUNAL, OR OTHER LEGAL PROCEEDING ARISING OUT OF OR INVOLVING THIS AGREEMENT, OR ANY DOCUMENT DELIVERED IN CONNECTION HEREWITH, OR RELATING TO ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

Section 6.11         Captions.  Captions of the sections of this Agreement are for convenience of reference only and are not intended as a summary of such sections and do not affect, limit, modify or construe the contents thereof.

Section 6.12         Further Assurances.  Each party hereto agrees to execute all such further documents and instruments and to do all such further things as any other party may reasonably request in order to give effect to and to consummate the transactions contemplated hereby.

Section 6.13         Entire Agreement.  This Agreement (together with the schedules and appendices attached hereto) is the entire agreement of the parties with respect to the subject matter hereof and supersedes all other prior understandings and agreements whether written or oral.

Section 6.14         Notices.  All notices, demands and other communications provided for in this Agreement shall be in writing or (unless otherwise specified) by telephonic facsimile transmission and shall be sent by certified mail or nationally-recognized overnight courier, or delivered to the other party at the address set forth on Schedule 6.14, or at such other address as shall be designated by such party in a written notice given to all other parties in accordance with the terms of this Section 6.14.  All such notices and communications if duly given or made, when sent by certified mail, shall be effective three Business Days after deposit in the mails, when sent by overnight courier shall be effective one Business Day after delivery to such overnight courier, and otherwise shall be effective upon receipt.

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Section 6.15         No Partnership.  Nothing contained in this Agreement shall be construed to constitute Bank and Sponsor as partners, joint venturers, principal and agent, or employer and employee.

Section 6.16         Incorporation of Appendices.  Each of the Appendices attached hereto is hereby incorporated by reference.

Section 6.17         Damages Waiver.  Notwithstanding anything to the contrary in this Agreement, Bank and Sponsor shall not be liable to the other under or in connection with this Agreement or the Program for any indirect, consequential or other damages relating to prospective profits, income, anticipated sales or investments, or goodwill, or for any punitive or exemplary damages; provided, that the damages limitation set forth in this Section 6.19 shall not apply to any Losses which result from an obligation of Bank or Sponsor to pay any third party damages claims to the extent such third party claims otherwise fall under Bank’s or Sponsor’s respective indemnity obligations hereunder or any Losses which result from either party’s failure to comply with its obligations under any of Sections 2.3(d), 6.2, or 6.4.

Section 6.18         Financial Accommodation.  Sponsor acknowledges that this Agreement is a “financial accommodation contract” (as such term is used in Section 365 of Title 11 of the United States Code) for the benefit of Sponsor and Authorized Dealers.

Section 6.19         Multiple Counterparts.  This Agreement may be executed in any number of multiple counterparts, all of which shall constitute but one and the same original.

IN WITNESS WHEREOF, Bank and Sponsor have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

MONACO COACH CORPORATION

By
Its

GE MONEY BANK

By
Its

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Appendix I
DEFINITIONS

A.            Certain Defined Terms.  As used in this Agreement, the following terms shall have the following meanings:

“Account” means the legal relationship established between an Accountholder and Bank pursuant to an Credit Agreement, together with all Indebtedness owing thereunder from time to time and any current or future guaranties, security or other credit support therefor.

 “Account Documentation” means any and all Account information, Applications, Credit Agreements, payments, credit information and documents or forms of any type and in any media relating to the Program, excluding materials used for advertising or solicitations.

“Accountholder” means any natural person who has entered into a Credit Agreement with Bank or who is or may become obligated under or with respect to an Account.

“Accountholder Information” means any and all nonpublic personal information about Accountholders or applicants (including, without limitation, names, addresses, telephone numbers, e-mail addresses, dates of birth, social security or organization identification numbers, and similar numbers, and account and similar access numbers), as that term is used and defined in Title V of the Gramm-Leach-Bliley Act and the Bank Privacy Disclosures (as defined in Section 2.3(d).

“Accountholder List” means either (a) any list consisting solely of the names and addresses of Accountholders or (b) any list which identifies or provides a means of differentiating any customers of Sponsor or of any current or former Authorized Dealers as Accountholders, in either case, whether in tangible or electronic form.

“Active Account” means, as of any given date, any Account (other than an Account that has been written off in accordance with Bank’s write-off policies) that had a debit or credit balance at any time after the beginning of the complete billing cycle immediately preceding such date.

“Affiliate” means, with respect to any person, each person that controls, is controlled by or is under common control with such person.  For the purpose of this definition, “control” of a person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of its management or policies, whether through the ownership of voting securities, by contract or otherwise.

“Aggregate Outstanding Indebtedness” means, as of any date of determination, an amount equal to the aggregate amount of Indebtedness on all Accounts (other than Accounts that have been written off by Bank in accordance with its internal write-off policies in effect from time to time) as of such date.

“Application” means Bank’s credit application, in either tangible or electronic form, which must be completed by any applicant who wishes to become an Accountholder.

“Authorized Dealer” means a Dealer that: (i) sells Authorized Products, (ii) has been authorized by Sponsor and accepted by Bank to participate in the Program, and (iii) has executed a Retail Dealer Agreement, except that a Dealer shall cease to be an Authorized Dealer if its Retail Dealer Agreement is terminated or such Dealer’s authority to participate in the Program is otherwise terminated in accordance with the terms of this Agreement.

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“Authorized Products” means, as of the Program Commencement Date, new Monaco-branded recreational vehicles and related accessories available from Authorized Dealers.  Authorized Products shall also include Monaco-branded products to the extent sold by Authorized Dealers in a used condition, as well as Qualifying Competing Recreational Vehicles sold by Authorized Dealers in a used condition.  The list of products and services constituting Authorized Products may be amended from time to time by mutual written agreement of Bank and Sponsor.  As used in this definition, “Qualifying Competing Recreational Vehicle” means a non-Monaco-branded recreational vehicle in a used condition which was acquired by an Authorized Dealer as a trade-in in connection with the purchase of a new Monaco-branded recreational vehicle; provided, that such non-Monaco-branded recreational vehicle shall only be a Qualifying Competing Recreational Vehicle if such Authorized Dealer used wholesale financing provided under the Distribution Finance Program to acquire such vehicle.

“Average Aggregate Outstanding Indebtedness” means with respect to any period, (i) the sum of the Aggregate Outstanding Indebtedness on each day during such period divided by (ii) the number of days in such period.

“Average Competitive Rate” means the average of the published consumer interest rates made available to recreational vehicle dealers for customers with 700+ FICO scores in connection with closed-end, secured, consumer, recreational vehicle loans of $100,000 or greater by each of the two (2) largest national consumer lending institutions (such institutions to be reasonably determined by Bank) in connection with similar-sized closed-end, secured, consumer, recreational vehicle loans.

“Average Net Investment” means, with respect to any period, an amount equal to (a) the sum of (i) the Aggregate Outstanding Indebtedness on the first day of such period, less the Loan Loss Reserve on such day, plus unamortized origination costs, plus (ii) an amount equal to the sum of the Aggregate Outstanding Indebtedness on the last day of each calendar month (or portion thereof) in such period, less the Loan Loss Reserve on each such day,  plus unamortized origination costs, all divided by (b) the integer which is equal to one plus the number of calendar months in such period.

“Bank” means GE Money Bank together with its successors and permitted assigns.

“Bank Termination Event” means any of the following events:

(i)            Bank shall fail to pay any amount when due hereunder and the same shall remain unpaid for a period of 15 days after Sponsor shall have made written demand therefor provided, however, that the failure to make a payment due hereunder shall not constitute a “Bank Termination Event” if the amount which Bank has failed to pay is less than $25,000 and Bank, acting in good faith, has delivered a written notice to Sponsor contesting its obligation to make such payment;

(ii)           Bank shall fail or neglect to perform, keep, or observe any other term, provision, condition, or covenant contained in this Agreement that is required to be performed, kept, or observed by it, and such failure or neglect shall continue for a period of 30 days after Sponsor shall have given written notice thereof;

(iii)         any representation, warranty or statement, made, delivered or deemed made by Bank hereunder shall prove not to have been true and correct in all material respects as of the date when made, delivered or deemed made; or

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(iv)          Bank (A) shall no longer be Solvent; (B) shall generally not pay its debts as such debts become due or shall admit in writing its inability to pay its debts generally; (C) shall make a general assignment for the benefit of its creditors; (D) shall institute or have instituted against it any proceeding seeking to adjudicate it a bankrupt or insolvent or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of it or its debts under any law relating to bankruptcy, insolvency, or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its property; or (E) shall take any corporate action to authorize any of the actions set forth above in this subclause (iv).

(v)            Any material adverse change has occurred in the financial condition of Bank.

“Bank’s Required Pre-Tax Income” means, for any period, the product of (i) Average Net Investment multiplied by Five and 88/100ths percent (5.88%) multiplied by (ii) twenty five percent (25%).

“Benchmark Consumer” means a consumer with a “FICO” score of 700 or more who is seeking a  closed-end, secured, consumer, recreational vehicle loan of $100,000 or greater.

“Business Day” means any day, except Saturday, Sunday, or a day on which banks are required or permitted to be closed in Utah.

“CDF” has the meaning given to it in the recitals hereto.

“Credit Agreement” means the Loan Contract and Security Agreement or other credit agreement between Bank and each Accountholder pursuant to which such Accountholder may make Purchases under the Program on credit provided by Bank, together with any modifications or amendments which may be made to such agreement, in any case, whether in tangible or electronic form.

“Credit Review Point” means Four Hundred Fifty Million Dollars ($450,000,000) or such other higher amount as Bank, in its discretion, may from time to time specify to Sponsor in writing.

“Customer List” means any general, undifferentiated list of customers of any Authorized Dealer (or an aggregated list of all Authorized Dealer customers), in either tangible or electronic form, which neither (a) consists solely of Accountholders, nor (b) identifies or provides a means of differentiating any customers as Accountholders.

“Dealer” means an independent dealer, located within the United States, which sells Authorized Products.

“Dealer Fee” means any fee payable by Authorized Dealers to Bank pursuant to the Retail Dealer Agreement.

“Dealer Participation Rate” means the percentage set by Bank and used in calculating the corresponding participation fee payable by Bank to an Authorized Dealer in connection with the booking of a loan under the Program in any case in which the Authorized Dealer has “sold up” the applicable Interest Rate in accordance with such Authorized Dealer’s Retailer Dealer Agreement.

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“Debt Cancellation Program” means any program which may be offered by Bank in connection with the Program under which Bank, any Affiliate thereof, or any third party makes available debt cancellation coverage to Accountholders.

“Default” means any Event of Default or event the occurrence of which, with the passage of time or the giving of notice or both, would constitute an Event of Default.

“Distribution Finance Agreement” has the meaning given to it in the recitals hereto.

“Distribution Finance Program” has the meaning given to it in the recitals hereto.

“Event of Default” shall mean any one or more of the following events (regardless of the reason therefor):

(i)            Sponsor shall fail to pay Bank any amount when due and payable and the same shall remain unpaid for a period of 15 days after Bank shall have made written demand therefor, provided, however, that the failure to make a payment due hereunder shall not constitute an “Event of Default” if the amount which Sponsor has failed to pay is less than $25,000 and Sponsor, acting in good faith, has delivered a written notice to Bank contesting its obligation to make such payment.

(ii)           Sponsor shall fail or neglect to perform, keep, or observe any term, provision, condition, or covenant contained in this Agreement that is required to be performed, kept, or observed by it and such failure or neglect shall continue for a period of 30 days after Bank shall have given written notice thereof.

(iii)         Any representation, warranty or statement, made, delivered or deemed made by Sponsor hereunder shall prove not to have been true and correct in all material respects as of the date when made, delivered or deemed made.

(iv)          Sponsor (A) shall no longer be Solvent; (B) shall generally not pay its debts as such debts become due, or shall admit in writing its inability to pay its debts generally; (C) shall make a general assignment for the benefit of its creditors; or (D) any proceeding shall be instituted by or against it seeking to adjudicate it a bankrupt or insolvent or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of it or its debts under any law relating to bankruptcy, insolvency, or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its property; or (E) shall take any corporate action to authorize any of the actions set forth above in this paragraph (iv).

(v)            Any material adverse change has occurred in the financial condition of Sponsor.

“Final Liquidation Date” shall mean the first day after the termination or expiration of the Operating Period on which Bank no longer owns any Active Accounts.

“Force Majeure Event” means any of the following: acts of God, fire, earthquake, explosion, accident, war, nuclear disaster, riot, material changes in applicable laws or regulations, including but not limited to a change in state or federal law, or other event beyond a party’s reasonable control, rendering it

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illegal, impossible or untenable for such party to perform as contemplated in, or to offer the Program on the terms contemplated under, this Agreement.

“GAAP” means generally accepted account principles within the United States, consistently applied.

“Indebtedness” means any and all amounts owing from time to time with respect to an Account whether or not billed, including, without limitation, any unpaid balance, finance charges (inclusive of finance charges subject to possible reversals due to unexpired credit-based promotions), late charges, NSF fees, and charges for Value-added or Debt Cancellation Programs.

“Interest Rate” means the periodic percentage rate to be applied to Indebtedness for calculating ordinary finance charges on Accounts.

“Loan Loss Reserve” means, as of any date of determination, the loan loss reserve established by Bank from time to time for the Program pursuant to its internal reserve policies, consistently applied to Bank’s closed-end consumer credit programs within the “Recreational Vehicle” industry, as such policies may be amended from time to time, including in accordance with applicable law or regulation or changes in GAAP.

“Losses” means any and all losses, liabilities, costs, and expenses (including, without limitation, reasonable attorneys’ fees and expenses, reasonable out-of-pocket costs, interest and penalties), settlements, equitable relief, judgments, damages (including, without limitation, liquidated, special, consequential, incidental, punitive and exemplary damages), claims (including, without limitation, counter and cross-claims, and allegations whether or not proven) demands, offsets, defenses, actions, or proceedings by whomsoever asserted.  Without limiting the generality of the foregoing, for the avoidance of doubt, “Losses” shall include, in the case of Bank, any damages suffered by Bank as a result of any Event of Default together with all reasonable attorney’s fees and other costs and expenses incurred by Bank in enforcing or defending its rights and remedies under this Agreement (including any such fees, costs or expenses incurred by Bank in connection with any “workout” or restructuring of Sponsor’s obligations under this Agreement or any bankruptcy or other insolvency proceeding of Sponsor) and, in the case of Sponsor, any damages suffered by Sponsor as a result of any Bank Termination Event together with all reasonable attorney’s fees and other costs and expenses incurred by Sponsor in enforcing or defending their rights and remedies under this Agreement.

“Marketing Plan” has the meaning given in Section 1.5.

“Net Program Sales” means, for any given period, the aggregate amount of sales of Authorized Products from Authorized Dealers to Accountholders resulting in charges to the Accounts of such Accountholders during such period less aggregate credits to such Accounts during such period, in each case as reflected in the Credit Agreements and other charge transaction data submitted to Bank.

“Operating Period” means the period commencing on the Program Commencement Date and ending on the termination or expiration date established pursuant to Section 4.1 or 4.2 hereof.

“Program” means the closed-end consumer credit program established by Bank pursuant to this Agreement and made available to qualified customers of Authorized Dealers to make Purchases.

“Program Commencement Date” means June 10, 2006 or such other date as the parties may mutually establish in writing.

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“Program Year” means the twelve month period between July 1st and June 30th of each calendar year; provided, that the first such period shall begin on the Program Commencement Date and end on June 30, 2007.

“Purchase” means the purchase by an Accountholder of any Authorized Products sold by an Authorized Dealer, which purchase is financed on an Account.

“Rate Sheet” has the meaning given in Section 2.1(b)(i).

“Retail Dealer Agreement” means an agreement entered into by and between a Dealer and Bank, as the same may be modified initially and from time to time by agreement between such Dealer and Bank, which sets forth the terms and conditions upon which an Authorized Dealer may participate in the Program.

“Second Source Program” means any Consumer or Commercial Entity credit program that is available  only to persons who submitted properly completed Applications to, and were rejected by, Bank immediately preceding such person’s application to such other credit program.

“Settlement Date” means a date selected by Bank after each Settlement Period which date shall be no more than fifteen (15) days after the last day of such Settlement Period.

“Settlement Period” means the applicable Billing Cycle if all Accounts are on the same Billing Cycle.  “Billing Cycle” means, with respect to any Account, the elapsed time between the dates on which Bank elects to send billing statements in respect of such Account, which time is usually a calendar month, but otherwise may be between twenty-eight (28) and thirty-two (32) days in length.

“Solvent” means, as to any person, (a) that the present fair salable value of such person’s assets exceeds the total amount of its liabilities, (b) that such person is generally able to pay its debts as they come due, and (c) that such person does not have unreasonably small capital to carry on such person’s business as theretofore operated and as thereafter contemplated.  The phrase “present fair salable value of such person’s assets” means that value that could be obtained if such person’s assets were sold within a reasonable time in one or more arm’s-length transactions in an existing and not theoretical market.

“Sponsor” means Monaco Coach Corporation, a Delaware corporation, and its successors and permitted assigns.

“Sponsor Promotion Fee” means a fee payable by Sponsor in connection with each Purchase financed on an Account which Purchase is subject to (i) an approved credit-based promotion for which Bank has established a Sponsor Promotion Fee Percentage, or (ii) an Interest Rate buydown with respect to which Sponsor has elected to participate using the rates set forth on Schedule 2.2(a).

“Sponsor Promotion Fee Percentage” means the percentage agreed to by Bank and Sponsor which is used in calculating the Sponsor Promotion Fee with respect to any credit-based promotion established by Bank and Sponsor pursuant to Section 2.2(b).

“Termination Notice Date” means the earlier of (i) first date on which any party hereto shall deliver a notice of termination under Section 4.2 or (ii) one hundred eighty (180) days prior to the scheduled expiration date of the Operating Period.

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“Value-added Program” means any products or services that enhance the features of the Program or an Account including, without limiting the foregoing, loans, legal services, and auto clubs; provided, however, that “Value-added Programs” shall not include Debt Cancellation Programs.

B.            Miscellaneous.  As used in this Agreement, (i) all references to the plural number shall include the singular number (and vice versa); (ii) all references to the masculine gender shall include the feminine gender (and vice versa) and (iii) all references to “herein,” “hereof,” “hereunder,” “hereinbelow,” “hereinabove” or like words shall refer to this Agreement as a whole and not to any particular section, subsection or clause contained in this Agreement.  References herein to any document including, without limitation, this Agreement shall be deemed a reference to such document as it now exists, and as from time to time hereafter the same may be amended.  References herein to a “person” or “persons” shall be deemed to be references to an individual, corporation, limited liability company, partnership, trust, unincorporated association, joint venture, joint-stock company, or any other form of entity.

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SCHEDULE 3.2
To
Direct Financing Program Agreement

Calculation of Participation Amount

REVENUE

Net Finance Charge

(Billed + Accrued Finance Charge - Charged off Finance Charges - Waived Finance Charges)

LESS:

Amortization of Deferred Expense/Income

(Dealer Participation Amortization + Manufacturer Volume Rebate Amortization – Dealer/Manufacturer Promotion Fee Amortization + SFAS 91 Cost Amortization)

PLUS:  Net Late Fees
(Fees assessed if a payment is not received by due date - Charged off Late Fees - Waived Late Fees)

Total Revenue =

EXPENSES

Servicing and Origination

(Bank’s non-deferred origination costs and direct and allocated costs to service its Accounts)

PLUS:  Cost of Funds
(Bank’s Cost of Funds)
PLUS: Net Losses
(Credit losses (including Bank’s Fraud losses) + Bankruptcy losses - Recoveries)
PLUS OR MINUS: Loan Loss Reserve Funding (Plus) or Loan Loss Reserve Funding Reversal (Minus)

Total Expenses =

Pre-Tax Income (Total Revenue less Total Expenses)

LESS:  Bank’s Required Pre-Tax Income

Sharable Pre-Tax Income Sharable Pre-Tax Income multilplied by Fifty Percent (50%)

Participation Amount =

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SCHEDULE 6.14
To

Direct Financing Program Agreement

Notice Addresses

To GE Money Bank:	4246 South Riverboat Rd. Suite 200 Salt Lake City, Utah 84123-2551 Attn: Executive Vice President

with copies to:	GE Retail Sales Finance 950 Forrer Boulevard Kettering, Ohio 45420 Attn: President

GE Retail Sales Finance 950 Forrer Boulevard Kettering, Ohio 45420 Attn: Counsel

To Sponsor:	Monaco Coach Corporation 91320 Industrial Way Coburg, OR 97408 Attn: President

with a copy to:	Monaco Coach Corporation 91320 Industrial Way Coburg, OR 97408 Attn: Mr. Craig Wanichek

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